UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

3 AUGUST 2018

Commission File number 001-15246

LLOYDS BANKING GROUP plc

(Translation of registrant’s name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1) ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7) ☐.

This report on Form 6-K shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File Nos. 333-211791 and 333-211791-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains the interim report of Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the half-year ended 30 June 2018, and is being incorporated by reference into the Registration Statement with File Nos. 333-211791 and 333-211791-01.

BASIS OF PRESENTATION

This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the half-year ended 30 June 2018.

IFRS 9 and IFRS 15: On 1 January 2018, the Group implemented IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers”. As permitted by IFRS 9 and IFRS 15, comparative information for previous periods has not been restated.

Statutory basis: Statutory information is set out on pages 2 to 5. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: These results are adjusted for certain items which are listed below, to allow a comparison of the Group’s underlying performance.

•                  restructuring, including severance-related costs, the costs of implementing regulatory reform including ring-fencing, the rationalisation of the non-branch property portfolio, the integration of MBNA and Zurich’s UK workplace pensions and savings business;

•                  volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements and that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;

•                  payment protection insurance provisions.

Unless otherwise stated, income statement commentaries throughout this document compare the half-year ended 30 June 2018 to the half-year ended 30 June 2017, and the balance sheet analysis compares the Group balance sheet as at 30 June 2018 to the Group balance sheet as at 31 December 2017.

The comparative information included in the consolidated financial statements presented in this Form 6-K differs from the comparative information provided in the Group’s UK results for the six months ended 30 June 2018. As reported in the Company’s 2016 Form 20-F, an adjusting post balance sheet event that occurred between the signing of the Group’s 2016 UK Annual Report and Accounts and its 2016 Form 20-F resulted in the charge recognised in respect of PPI complaints in the Company’s 2016 Form 20-F being £350 million greater than that recorded in the Group’s 2016 UK Annual Report and Accounts. Consequently, the charge recognised by the Group in its UK basis results for the first quarter of 2017 was £350 million greater than on a US basis. Since 31 March 2017, the Group has reported the same net assets on a US basis and on a UK basis.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and section 27A of the US Securities Act of 1933, as amended, with respect to the business, strategy, plans and / or results of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. Words such as ‘believes’, ‘anticipates’, ‘estimates’, ‘expects’, ‘intends’, ‘aims’, ‘potential’, ‘will’, ‘would’, ‘could’, ‘considered’, ‘likely’, ‘estimate’ and variations of these words and similar future or conditional expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future.

Examples of such forward looking statements include, but are not limited to: projections or expectations of  Lloyds Banking Group’s future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations;  Lloyds Banking Group’s future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of Lloyds Banking Group or its management including in respect of statements about the future business and economic environments in the UK and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements  of assumptions underlying such statements.

Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by Lloyds Banking Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to  Lloyds Banking Group’s credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, instability as a result of the exit by the UK from the European Union (EU) and the potential for other countries to exit the EU or the Eurozone  and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting  from  increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside  Lloyds Banking Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside Lloyds Banking Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the United States or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of Lloyds Banking Group; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by  Lloyds Banking Group’s directors, management or employees including industrial action; changes to Lloyds Banking Group’s post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by  Lloyds Banking Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints.

Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements.

Lloyds Banking Group may also make or disclose written and/or oral forward looking statements in reports filed with or furnished to the US Securities and Exchange Commission, Lloyds Banking Group annual reviews, half-year announcements, proxy statements, offering circulars, prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Lloyds Banking Group to third parties, including financial analysts. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of the date hereof, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in Lloyds Banking Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

SUMMARY OF RESULTS

	Half-year to 30 June 2018		Half-year to 30 June 2017		Change since 30 June 2017	Half-year to 31 Dec 2017
	£m		£m		%	£m

Statutory results (IFRS)
Total income, net of insurance claims	9,571		9,299		3	9,360
Total operating expenses	(5,998)		(6,202)		3	(6,144)
Trading surplus	3,573		3,097		15	3,216
Impairment	(456)		(203)			(485)
Profit before tax	3,117		2,894		8	2,731
Profit attributable to ordinary shareholders	2,025		1,739		16	1,653
Basic earnings per share	2.9	p	2.5	p	16	2.4	p
Dividends per share	1.07	p	1.0	p		2.05	p

Underlying basis (page 6)
Underlying profit(1)	4,234		3,952		7	3,676

Capital and balance sheet	At 30 June 2018		At 1 January 2018 (adjusted)(2)		At 31 Dec 2017		Change since 31 Dec 2017
							%

Statutory
Loans and advances to customers(3)	£442	bn	£444	bn	£456	bn	(3)
Customer deposits(4)	£418	bn	£416	bn	£416	bn	—
Loan to deposit ratio(5)	106%		107%		110%		(4.1	)pp

Common equity tier 1 ratio(6)	14.1%		14.0%		14.1%		—
Tier 1 capital ratio(6)	17.1%		17.2%		17.2%		(0.1	)pp
Total capital ratio(6)	21.6%		21.2%		21.2%		0.4	pp
Risk-weighted assets(6)	£211	bn	£211	bn	£211	bn	—

(1)         Prior periods restated to include remediation.

(2)         Adjusted to reflect the impact of applying IFRS 9 from 1 January 2018, with transitional arrangements applied for capital.

(3)         Excludes reverse repos of £26.7 billion (31 December 2017 and 1 January 2018: £16.8 billion).

(4)         Excludes repos of £4.0 billion (31 December 2017 and 1 January 2018: £2.6 billion).

(5)         Loans and advances to customers (excluding reverse repos) divided by customer deposits (excluding repos).

(6)         Reported on the CRD IV transitional basis.

STATUTORY INFORMATION (IFRS)

CONSOLIDATED INCOME STATEMENT

	Half-year to 30 June 2018	Half-year to 30 June 2017	Half-year to 31 Dec 2017
	£ million	£ million	£ million

Interest and similar income	8,032	7,861	8,145
Interest and similar expense	(2,025)	(2,659)	(2,435)
Net interest income	6,007	5,202	5,710
Fee and commission income	1,372	1,518	1,447
Fee and commission expense	(674)	(670)	(712)
Net fee and commission income	698	848	735
Net trading income	1,522	5,843	5,974
Insurance premium income	4,815	4,099	3,831
Other operating income	1,238	1,283	712
Other income	8,273	12,073	11,252
Total income	14,280	17,275	16,962
Insurance claims	(4,709)	(7,976)	(7,602)
Total income, net of insurance claims	9,571	9,299	9,360
Regulatory provisions	(807)	(1,240)	(925)
Other operating expenses	(5,191)	(4,962)	(5,219)
Total operating expenses	(5,998)	(6,202)	(6,144)
Trading surplus	3,573	3,097	3,216
Impairment	(456)	(203)	(485)
Profit before tax	3,117	2,894	2,731
Taxation	(850)	(905)	(823)
Profit for the period	2,267	1,989	1,908

Profit attributable to ordinary shareholders	2,025	1,739	1,653
Profit attributable to other equity holders	205	209	206
Profit attributable to equity holders	2,230	1,948	1,859
Profit attributable to non-controlling interests	37	41	49
Profit for the period	2,267	1,989	1,908

SUMMARY CONSOLIDATED BALANCE SHEET

	At 30 June	At 1 Jan	At 31 Dec
	2018	2018(1)	2017
	£m	£m	£m

Assets
Cash and balances at central banks	67,948	58,521	58,521
Financial assets at fair value through profit or loss	172,361	176,008	162,878
Derivative financial instruments	26,955	25,474	25,834
Loans and advances to banks	6,674	4,246	6,611
Loans and advances to customers	469,025	461,016	472,498
Debt securities	4,281	3,314	3,643
Financial assets at amortised cost	479,980	468,576	482,752
Financial assets at fair value through other comprehensive income	31,300	42,917
Available-for-sale financial assets			42,098
Other assets	51,235	39,686	40,026
Total assets	829,779	811,182	812,109

Liabilities
Deposits from banks	30,934	29,804	29,804
Customer deposits	421,609	418,124	418,124
Financial liabilities at fair value through profit or loss	45,777	50,935	50,877
Derivative financial instruments	25,561	26,124	26,124
Debt securities in issue	90,293	72,402	72,450
Liabilities arising from insurance and investment contracts	118,703	118,860	118,860
Subordinated liabilities	17,637	17,922	17,922
Other liabilities	30,722	29,059	28,805
Total liabilities	781,236	763,230	762,966

Shareholders’ equity	42,940	42,360	43,551
Other equity instruments	5,355	5,355	5,355
Non-controlling interests	248	237	237
Total equity	48,543	47,952	49,143
Total equity and liabilities	829,779	811,182	812,109

(1)  Adjusted to reflect the implementation of IFRS 9 and IFRS 15.

REVIEW OF RESULTS

Income statement

During the half year to 30 June 2018, the Group recorded a profit before tax of £3,117 million, an increase of £223 million, or 8 per cent, compared to a profit before tax in the half year to 30 June 2017 of £2,894 million.

Total income, net of insurance claims, increased by £272 million, or 3 per cent, to £9,571 million in the half year to 30 June 2018 compared with £9,299 million in the half year to 30 June 2017, comprising an £805 million increase in net interest income and a decrease of £533 million in other income, net of insurance claims.

Net interest income was £6,007 million in the half year to 30 June 2018; an increase of £805 million, or 15 per cent, compared to £5,202 million in the half year to 30 June 2017. There was a significant reduction in the amounts payable to unit holders in those Open-Ended Investment Companies (OEICS) included in the consolidated results of the Group from an expense of £743 million in the half year to 30 June 2017 to an expense of £212 million in the half year to 30 June 2018. This decrease reflects investment performance in the period and is offset by lower other income, net of insurance claims. In 2018, the Group recognised £212 million (2017: £743 million) that was attributable to third party investors in respect of its consolidated OEICs as a result of positive market movements in the year to date, with market returns ranging from 5.7 per cent to (6.6) per cent. The change in population of consolidated OEICs in 2017 to 2018 did not have a significant impact on this figure, contributing a net decrease of £4 million attributable to third party investors. Amounts recognised that are attributable to third party investors have no impact on the Company’s ordinary shareholders as a compensating charge is recognised in net interest income, reflecting the amounts payable to the OEIC unitholders. Excluding the amounts attributable to OEIC unit holders, net interest income was £6,219 million in the half year to 30 June 2018; an increase of £274 million, or 5 per cent, compared to £5,945 million in the half year to 30 June 2017 as a result of margin improvements due to lower deposit and wholesale funding costs, more than offsetting continued asset pricing pressure. The margin also benefitted from changing product mix and growth in consumer finance, including the acquisition of MBNA.

Other income, net of insurance claims, was £533 million lower at £3,564 million in the half year to 30 June 2018 compared to £4,097 million in the half year to 30 June 2017. There were reduced gains within trading income on policyholder assets in the insurance business, as a result of market performance over the period, particularly in equities, but this was offset by a lower level of insurance claims and also the reduced amounts attributable to OEIC unit holders within net interest income. Adjusting for the amounts included within net interest income, other income, net of insurance claims, was £3,352 million in the half year to 30 June 2018, little changed from £3,354 million in the half year to 30 June 2017. There was a £150 million reduction in net fee and commission income, in part reflecting lower income as a result of the changes to overdraft charging announced in July 2017, which took effect in November. Insurance premium income was £716 million, or 17 per cent, higher at £4,815 million in the half year to 30 June 2018 compared to £4,099 million in the half year to 30 June 2017 as a result of a number of bulk annuity deals recognised in the current period. Other operating income was £45 million, or 4 per cent, lower at £1,238 million in the half year to 30 June 2018 compared to £1,283 million in the half year to 30 June 2017; the half-year to 30 June 2017 included a gain of £146 million on the sale of the Group’s investment in Vocalink.

Operating expenses decreased by £204 million, or 3 per cent, to £5,998 million in the half year to 30 June 2018 compared with £6,202 million in the half year to 30 June 2017, with an increase of £75 million reflecting the acquisition of MBNA and an increase in restructuring costs being offset by underlying cost efficiencies and a lower level of conduct charges. Conduct charges in the half year to 30 June 2018 totalled £807 million (compared to £1,240 million in the half-year to 30 June 2017) and include a Payment Protection Insurance charge of £550 million which now reflects claims volumes of approximately 13,000 per week until the deadline in August 2019, compared to the 11,000 run-rate previously assumed.

Impairment losses increased by £253 million to £456 million in the half year to 30 June 2018 compared with £203 million in the half year to 30 June 2017, reflecting lower releases and write-backs and the acquisition of MBNA. Asset quality remains strong.

Balance sheet and capital

Total assets were £17,670 million, or 2 per cent, higher at £829,779 million at 30 June 2018 compared to £812,109 million at 31 December 2017.  Loans and advances to customers were adjusted on adoption of IFRS 9, resulting in a reduction of £11,482 million to £461,016 million primarily due to the reclassification of certain assets to fair value through profit or loss due to the nature of the contractual cash flows. Taking into account this adjustment, loans and advances to customers increased in the half year to £469,025 million as a result of increased holdings of reverse repurchase agreement balances and continued growth in targeted segments such as SME and motor finance more than offsetting a reduction of some £4 billion on sale of the Group’s Irish residential mortgage portfolio; the open mortgage book remained broadly stable. Financial assets held at fair value through profit or loss increased by £13,130 million to £176,008 million on transition to IFRS 9, but have subsequently reduced to £172,361 million in the half year. Financial assets held at fair value through other comprehensive income have reduced following sales of part of the Group’s gilt holdings.

Customer deposits were £3,485 million higher at £421,609 million at 30 June 2018 compared to £418,124 million at 31 December 2017 as a £1,413 million increase in repurchase agreement balances and seasonal growth in current account balances have been more than offset by reductions in maturing retail savings products.

The Group’s transitional common equity tier 1 (CET 1) capital ratio remained at 14.1 per cent at 30 June 2018, compared to 14.1 per cent at 31 December 2017, reflecting profit generation, the receipt of the dividend paid by the Insurance business in February 2018, a reduction in the deferred tax asset deducted from capital and a substantial reduction in excess expected losses resulting from the partial absorption of the increase in impairment provisions following the adoption of IFRS 9. This has been offset by the accrual for foreseeable dividends in respect of the first half of 2018, share buybacks completed during the period and the accrual for the remaining share buyback, the impact on retained earnings following the adoption of IFRS 9 (net of transitional relief), movements through the fair value through other comprehensive income reserve and an increase in intangible assets deducted from capital. The transitional tier 1 capital ratio reduced to 17.1 per cent primarily reflecting the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments. The total transitional capital ratio increased to 21.6 per cent, largely reflecting the issuance of new dated subordinated debt instruments, foreign exchange movements and the increase in CET 1 capital, partially offset by the amortisation of dated tier 2 instruments.

Risk-weighted assets reduced by £230 million to £210,689 million at 30 June 2018, compared to £210,919 million at 31 December 2017, reflecting continued active portfolio management and the sale of a strategic equity investment, foreign exchange movements and a reduction in CVA and operational risks, largely offset by targeted growth in key customer segments, model changes within the mortgage portfolios and an increase in market risk.

SEGMENTAL ANALYSIS OF PROFIT BEFORE TAX BY DIVISION (UNAUDITED)

Underlying basis

	Half-year to 30 June 2018	Half-year to 30 June 2017	Half-year to 31 Dec 2017
	£ million	£ million	£ million

Retail	2,164	1,902	1,868
Commercial Banking	1,166	1,228	1,003
Insurance	480	429	470
Other	424	393	335
Underlying profit before tax	4,234	3,952	3,676

The Group Executive Committee (GEC), which is the chief operating decision maker for the Group, reviews the Group’s internal reporting based around these segments (which reflect the Group’s organisational and management structures) in order to assess the Group’s performance and allocate resources; this reporting is on an underlying profit before tax basis. The GEC believes that this basis better represents the performance of the Group. IFRS 8 Operating Segments requires that the Group present its segmental profit before tax on the basis reviewed by the chief operating decision maker that is most consistent with the measurement principles used in measuring the Group’s statutory profit before tax. Accordingly, the Group presents its segmental underlying basis profit before tax in note 2 on page 52 of its financial statements in compliance with IFRS 8 Operating Segments.

The aggregate total of the underlying basis segmental results constitutes a non-GAAP measure as defined in the United States Securities and Exchange Commission’s Regulation G. Management uses the aggregate underlying profit before tax, a non-GAAP measure, as a measure of performance and believes that it provides important information for investors because they are comparable representations of the Group’s performance. Profit before tax is the comparable GAAP measure to aggregate underlying profit before tax; the following table sets out the reconciliation of this non-GAAP measure to its comparable GAAP measure.

GROUP PROFIT RECONCILIATIONS

	Half-year to 30 June 2018	Half-year to 30 June 2017	Half-year to 31 Dec 2017
	£m	£m	£m

Underlying profit	4,234	3,952	3,676
Restructuring	(377)	(321)	(300)
Volatility and other items
Market volatility and asset sales	34	136	143
Amortisation of purchased intangibles	(53)	(38)	(53)
Fair value unwind and other	(171)	(135)	(135)
	(190)	(37)	(45)
Payment protection insurance provision	(550)	(700)	(600)
Profit before tax — statutory	3,117	2,894	2,731

Restructuring costs of £377 million included £155 million for severance costs relating to the Group’s strategic investment plans as well as the costs of the integration of MBNA and Zurich’s UK workplace pensions and savings business, implementing regulatory reform and ring-fencing and the rationalisation of the non-branch property portfolio.

Market volatility and asset sales of £34 million included positive banking and insurance volatility, partly offset by the £105 million loss on sale of the Irish mortgage portfolio and an adjustment to past service pension liability.

The PPI charge of £550 million included an additional £460 million in the second quarter and now covers claims volumes of approximately 13,000 per week until the deadline in August 2019, compared to the 11,000 run rate previously assumed.

DIVISIONAL RESULTS

RETAIL

Retail offers a broad range of financial service products, including current accounts, savings, mortgages, credit cards, motor finance and unsecured loans to personal and business banking customers. Its aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver value to customers, and by providing them with greater choice and flexibility. Retail operates a multi-brand and multi-channel strategy and continues to simplify the business and provide more transparent products, helping to improve service levels and reduce conduct risks.

Progress against strategic priorities

Delivering a leading customer experience

•             Opened the new Halifax flagship branch, offering the latest in banking technology, and introduced eight new mobile branches taking the total to 36, helping reach more remote and rural communities across 190 locations

•             Maintained position as the UK’s largest digital bank with 13.8 million digital customers and 9.8 million mobile users

•             Delivery of an enhanced Lex Autolease driver portal, enabling a more streamlined customer experience through a self-serve platform

•             Shortened the branch mortgage application process by two days, due to a number of initiatives, including faster document processing and the roll out of automated valuations

Digitising the Group

•             The first major UK bank to successfully deliver Open Banking, enhanced by re-platforming our mobile app, enabling improved functionality and delivery of future capabilities

•             Launched new dynamic personal loan tool, providing customers with online eligibility checker and personalised price functionality

Maximising the Group’s capabilities

•             Extended the successful Jaguar Land Rover partnership until the end of 2020

•             Invested significantly in additional mortgage advisors, increasing customer facing capacity by over 10 per cent and the number of branches equipped to offer remote appointments doubling to 100

Transforming ways of working

•             Colleagues completed over 200,000 hours of learning, further developing the skills and capabilities required for the future

Financial performance

•             Underlying profit increased 14 per cent to £2,164 million

•             MBNA has performed ahead of expectations, and integration is expected to complete ahead of schedule in the first quarter of 2019

•             Net interest income increased 8 per cent reflecting a 14 basis points improvement in net interest margin. The benefits of MBNA and lower funding costs, more than offsetting ongoing mortgage pricing pressure

•             Other income was 5 per cent lower following changes to overdraft charging which took effect in November, more than offsetting fleet growth in Lex Autolease, which also drives growth in operating lease depreciation

•             Operating costs increased 3 per cent to £2,410 million. Excluding MBNA, costs were down 1 per cent as efficiency savings more than offset increased investment and inflationary pressure

•             Remediation reduced to £91 million driven by lower provision charges across existing programmes

•             Impairment charges increased 77 per cent to £461 million and the asset quality ratio increased 11 basis points to 27 basis points, both reflecting lower debt sales and recoveries and the inclusion of MBNA

•             Loans and advances increased to £340.8 billion with the transfer of Business Banking balances from Commercial Banking and growth in Black Horse, being partly offset by reductions in the closed mortgage book. Open mortgage book balances were flat in the first half

•             Customer deposits remained broadly flat, excluding the transfer of Business Banking relationship balances

•             Risk-weighted assets increased 2 per cent to £93.2 billion, reflecting balance growth and changing mix, along with model refinements

Performance summary

	Half-year		Half-year				Half-year
	to 30 June		to 30 June				to 31 Dec
	2018		2017(1)		Change		2017(1)		Change
	£m		£m		%		£m		%

Net interest income	4,514		4,182		8		4,524		—
Other income	1,089		1,148		(5)		1,073		1
Total income	5,603		5,330		5		5,597		—
Operating lease depreciation	(477)		(449)		(6)		(498)		4
Net income	5,126		4,881		5		5,099		1
Operating costs	(2,410)		(2,349)		(3)		(2,517)		4
Remediation	(91)		(370)		75		(263)		65
Total costs	(2,501)		(2,719)		8		(2,780)		10
Impairment	(461)		(260)		(77)		(451)		(2)
Underlying profit(2)	2,164		1,902		14		1,868		16

Banking net interest margin	2.69%		2.55%		14	bp	2.65%		4	bp
Average interest-earning banking assets	£342.0	bn	£334.3	bn	2		£342.7	bn	—
Asset quality ratio	0.27%		0.16%		11	bp	0.26%		1	bp
Return on risk-weighted assets(2)	4.74%		4.33%		41	bp	3.98%		76	bp

		At 1 Jan		At 31 Dec
	At 30 June	2018		2017
	2018	(adjusted)(1),(3)	Change	(reported)(1)	Change
	£bn	£bn	%	£bn	%

Open mortgage book	267.1	267.0	—	267.1	—
Closed mortgage book	22.2	23.6	(6)	23.6	(6)
Credit cards	18.5	17.9	3	18.1	2
Loans	7.8	7.8	—	7.9	(1)
UK Motor Finance	13.9	13.5	3	13.6	2
Europe(4)	7.2	7.1	1	7.1	1
Business Banking(5)	1.9	0.9		0.9
Other(1)	2.2	2.3	(4)	2.4	(8)
Loans and advances to customers	340.8	340.1	—	340.7	—
Operating lease assets	4.7	4.7	—	4.7	—
Total customer assets	345.5	344.8	—	345.4	—

Relationship balances	241.8	240.0	1	240.0	1
Tactical balances	12.8	13.1	(2)	13.1	(2)
Customer deposits(1),(5)	254.6	253.1	1	253.1	1

Risk-weighted assets	93.2	91.4	2	91.4	2

(1)         Prior periods restated to include run-off.

(2)         Prior periods restated to include remediation.

(3)         Adjusted to reflect the impact of applying IFRS 9 from 1 January 2018.

(4)         Includes the Netherlands mortgage lending business.

(5)         SME portfolio within Commercial Banking re-segmented moving £1.0 billion of loans and advances to customers and £2.0 billion of customer deposits to Retail Business Banking. Prior period not restated.

COMMERCIAL BANKING

Commercial Banking has a client-led, low risk, capital efficient strategy, helping UK-based clients and international clients with a link to the UK. Through its four client facing segments — SME, Mid Markets, Global Corporates and Financial Institutions — it provides clients with a range of products and services such as lending, transactional banking, working capital management, risk management and debt capital markets services.

Progress against strategic priorities

Commercial Banking is committed to supporting the financing needs of key client segments, continuing to invest in capabilities and digital propositions in order to deliver a leading customer experience supported by increasingly productive relationship managers. In the first half of 2018 we successfully launched Lloyds Bank Corporate Markets (LBCM), the Group’s non ring-fenced bank.

Delivering a leading customer experience

•             Awarded Business Bank of the Year at the FDs’ Excellence Awards for the 14th consecutive year; with an overall satisfaction rating of nine out of ten

Digitising the Group

•             Launched the digital eligibility and pricing tool, enabling SME clients to understand instantly how likely they are to be approved for a loan or overdraft of up to £25,000 before they apply

•             Piloted Invoice Finance Online, a new mobile enabled portal giving clients access to faster payments, flexible processing and functionality to create their own reports

Maximising the Group’s capabilities

•             On target to achieve £2 billion growth in net lending to start-ups, SMEs and Mid Market clients in 2018, supported by initiatives such as the £100 million lending fund for SMEs linked to the construction of EDF Energy’s Hinkley Point C power station, which will provide low-carbon electricity for around 6 million homes

•             Launched a £500 million fund for housing associations, supporting the Government pledge to deliver 300,000 houses each year by the middle of the next decade. Committed £750 million in 2018 for social housing projects, contributing to the Group’s commitment to enable more people in Britain to get a home

Transforming ways of working

•             Created the Customer Contact Portal, a digital tool to capture customer information in one place, enabling colleagues to provide proactive support, improve engagement and better serve customer needs across the Group

•             Further re-segmented the SME portfolio, moving 30,000 clients with a turnover of £3 million or less to Business Banking in Retail. Through investment in new technology, the Group has responded to changing client preferences, and can effectively manage day-to-day banking needs of smaller clients through the ‘direct’ relationship manager capability

Financial performance

•             Net interest income of £1,497 million has remained stable supported by improved net interest margin following continued optimisation of the lending portfolio as well as increased high quality transactional deposits

•             Other income showing good momentum, 4 per cent higher than previous six months, at £840 million. The first half of 2017 included a number of significant refinancing and hedging transactions

•             Improved return on risk-weighted assets of 2.71 per cent, up 5 basis points driven by a reduction in risk-weighted assets following further optimisation

•             Operating lease depreciation reduced following accelerated charges in prior year

•             Operating costs 2 per cent lower reflecting efficiency initiatives offsetting higher investment

•             Asset quality ratio of 2 basis points reflecting strong credit quality across the portfolio, with the slight increase in the first half of 2018 primarily driven by lower releases and write-backs. The second half of 2017 included a single large corporate impairment

•             Continued lending growth in SME of 2 per cent, including loans and advances now transferred to Business Banking

•             Increased customer deposits at £148.5 billion, reflecting continued success in attracting high quality transactional deposit balances

Performance summary

	Half-year		Half-year				Half-year
	to 30 June		to 30 June				to 31 Dec
	2018		2017(1)		Change		2017(1)		Change
	£m		£m		%		£m		%

Net interest income	1,497		1,488		1		1,542		(3)
Other income	840		994		(15)		804		4
Total income	2,337		2,482		(6)		2,346		—
Operating lease depreciation	(20)		(45)		56		(60)		67
Net income	2,317		2,437		(5)		2,286		1
Operating costs	(1,061)		(1,085)		2		(1,145)		7
Remediation	(75)		(125)		40		(48)		(56)
Total costs	(1,136)		(1,210)		6		(1,193)		5
Impairment	(15)		1				(90)		83
Underlying profit(2)	1,166		1,228		(5)		1,003		16

Banking net interest margin	3.32%		3.29%		3	bp	3.27%		5	bp
Average interest-earning banking assets	£90.3	bn	£91.4	bn	(1)		£90.7	bn	—
Asset quality ratio	0.02%		—		2	bp	0.20%		(18	)bp
Return on risk-weighted assets(2)	2.71%		2.66%		5	bp	2.23%		48	bp

		At 1 Jan		At 31 Dec
	At 30 June	2018		2017
	2018	(adjusted)(1),(3)	Change	(reported)(1)	Change
	£bn	£bn	%	£bn	%

SME(4)	29.6	30.1	(2)	30.7	(4)
Mid-Markets	30.1	29.4	2	34.2	(12)
Other(5)	37.6	39.8	(6)	44.6	(16)
Loans sold to Insurance business(6)				(6.7)
Loans and advances to customers	97.3	99.3	(2)	102.8	(5)

SME including Retail Business Banking	31.5	31.0	2	31.6	—

Customer deposits(1),(4)	148.5	148.3	1	148.3	1
Risk-weighted assets	86.2	88.1	(2)	88.1	(2)

(1)         Prior periods restated to include run-off.

(2)         Prior periods restated to include remediation.

(3)         Adjusted to reflect the impact of applying IFRS 9 from 1 January 2018.

(4)         SME portfolio re-segmented moving £1.0 billion of loans and advances to customers and £2.0 billion of customer deposits to Retail Business Banking. Prior periods not restated.

(5)         Mainly lending to Global Corporates and Financial Institutions clients. As part of the Lloyds Bank Corporate Markets launch c.£2 billion of loans and advances to customers moved to Group Corporate Treasury.

(6)         At 31 December 2017 the customer segment balances included lower risk loans that were originated by Commercial Banking and subsequently sold to the Insurance business to back annuitant liabilities. These loans were reported in Central items but included in table to aid comparison with prior periods. Since the implementation of IFRS 9 these loans are no longer classified as loans and advances to customers.

INSURANCE AND WEALTH

Insurance and Wealth offers insurance, investment and wealth management products and services. It supports c.10 million customers with total customer assets under administration of £151 billion and annualised annuity payments to customers in retirement of c.£1 billion. Its strategic aim is to be the best insurer and wealth management business in the UK and it is committed to providing trusted, value for money products and services to meet the needs of its customers.

Progress against strategic initiatives

The Group continues to direct significant investment towards developing Insurance and Wealth, seeking to capture the workplace pensions opportunity, offering customers a single home for their banking and insurance needs and driving growth across intermediary and relationship channels through a strong distribution model.

Delivering a leading customer experience

•             Scottish Widows won ‘Pension Firm of the Year’ at the FDs’ Excellence Awards for the second consecutive year

•             Successfully completed the first stage of transfer of the acquired Zurich UK workplace pensions and savings business, helping to create a market leading UK retirement savings business

•             New drawdown functionality launched within Retirement Account, providing a flexible way for customers to manage and control withdrawals in retirement

•             Joined Underwrite Me quote comparison site, allowing intermediaries to obtain fully underwritten prices for personal life insurance and critical illness products from multiple providers using just one application process

•             Successfully transferred activity and colleagues to Diligenta and Jardine Lloyd Thomson supporting plans to simplify processes and improve experience for customers

Digitising the Group

•             Launched pilot of single customer view across insurance and banking products, allowing Retail customers to view their insurance products online; targeting c.3 million users by year end

•             Successful home insurance claims pilot, allowing customers to register and progress claims online

Maximising the Group’s capabilities

•             Strong progress towards the Helping Britain Prosper target of growing open book assets under administration (AUA) by £50 billion by end 2020. Growth of over £9 billion to date; already ahead of the full year target of £8 billion

•             Completed four bulk annuity transactions, generating £1.1 billion of new business premiums, including the Group’s largest external deal to date with the Littlewoods Pension Scheme, leveraging an existing relationship within Commercial Banking

•             Helping Britain prosper by providing long duration loans to finance social housing, infrastructure and commercial real estate projects while backing the growing annuity portfolio, with over £230 million new loans written in 2018

Financial performance

•             Total life and pensions sales increased by 50 per cent, driven by increases in new members in existing workplace schemes, the impact of contracted increases in auto enrolment workplace contributions and bulk annuities

•             New underwritten household premiums increased by 26 per cent, reflecting progress of the direct proposition. Total underwritten premiums decreased by 8 per cent driven by the highly competitive marketplace

•             Life and pensions new business income was up 75 per cent. This was partly offset by a £54 million decrease in general insurance income, which included around £40 million impact from higher weather related home insurance claims and lower benefits from experience and other items. As a result, total income increased 3 per cent to £1,039 million

•             Operating costs decreased 4 per cent, with cost savings more than offsetting higher investment costs

•             With higher income and lower costs, underlying profit increased by 12 per cent to £480 million

Insurance capital

•             Estimated pre interim dividend Solvency II ratio of 153 per cent (31 December 2017 pre final dividend position: 160 per cent). The fall in the ratio primarily reflects the £600 million dividend paid in February 2018 (in respect of 2017 earnings) and the acquisition of Zurich’s UK workplace pensions and savings business, offset by positive market movements and earnings over the first half of the year

•             Excess capital of £181 million has been generated in 2018 from which a dividend of £150 million was paid to Group in July 2018

Performance summary

	Half-year	Half-year			Half-year
	to 30 June	to 30 June			to 31 Dec
	2018	2017	Change		2017	Change
	£m	£m	%		£m	%

Net interest income	60	72	(17)		61	(2)
Other income	979	939	4		907	8
Total income	1,039	1,011	3		968	7
Operating costs	(534)	(556)	4		(484)	(10)
Remediation	(25)	(26)	4		(14)	(79)
Total costs	(559)	(582)	4		(498)	(12)
Impairment	—	—			—
Underlying profit(1)	480	429	12		470	2

Life and pensions sales (PVNBP)(2)	7,483	4,984	50		4,967	51
General insurance underwritten new GWP(3)	48	38	26		46	4
General insurance underwritten total GWP(3)	342	370	(8)		363	(6)
General insurance combined ratio	103%	88%	15	pp	87%	16	pp

		At 31 Dec
	At 30 June	2017
	2018	(reported)(4)	Change
	£bn	£bn	%

Insurance Solvency II ratio(5)	153%	160%	(7	)pp
Wealth loans and advances to customers	0.8	0.8	—
Wealth customer deposits	13.6	13.8	(1)
Wealth risk-weighted assets	1.3	1.3	—
Total customer assets under administration	151.0	145.4	4

Income by product group

	Half-year to 30 June 2018			Half-year to 30 June 2017			Half-year
	New	Existing		New	Existing		to 31 Dec
	business	business	Total	business	business	Total	2017
	£m	£m	£m	£m	£m	£m	£m

Workplace, planning & retirement	165	75	240	61	61	122	134
Individual & bulk annuities	88	45	133	75	45	120	93
Protection	8	11	19	10	10	20	13
Longstanding LP&I	7	208	215	7	220	227	225
	268	339	607	153	336	489	465
Life and pensions experience and other items			140			176	182
General insurance			103			157	141
			850			822	788
Wealth			189			189	180
Total income			1,039			1,011	968

(1)   Prior periods restated to include remediation.

(2)   Present value of new business premiums.

(3)   Gross written premiums.

(4)   No material impact from application of IFRS 9 — adjusted assets are unchanged from those reported at 31 December 2017.

(5)         Equivalent regulatory view of ratio (including With Profits funds) at 30 June 2017 was 148 per cent (31 December 2017: 154 per cent).

CENTRAL ITEMS

	Half-year	Half-year		Half-year
	to 30 June	to 30 June		to 31 Dec
	2018	2017(1)	Change	2017(1)	Change
	£m	£m	%	£m	%

Total income	489	449	9	341	43
Operating costs	(19)	(28)	32	(20)	5
Remediation	(66)	(19)		—
Total costs	(85)	(47)	(81)	(20)
Impairment	20	(9)		14	43
Underlying profit(2)	424	393	8	335	27

(1)         Prior periods restated to include run-off.

(2)         Prior periods restated to include remediation.

Central items includes income and expenditure not attributed to divisions, including the costs of certain central and head office functions and the Group’s private equity business, Lloyds Development Capital.

RISK MANAGEMENT

PRINCIPAL RISKS AND UNCERTAINTIES

The significant risks faced by the Group which could impact the success of delivering against the Group’s long-term strategic objectives and through which global macro-economic conditions, ongoing political uncertainty, regulatory developments and market liquidity dynamics could manifest, are detailed below. Except where noted, there has been no significant change to the description of these risks or key mitigating actions disclosed in the Group’s 2017 Form 20-F, with any quantitative disclosures updated herein.

The Group continues to consider and assess the potential implications of the UK leaving the European Union and manage related developments to assess, and if possible mitigate any impact to its customers, colleagues and products as well as legal, regulatory, tax, financial and capital implications.

Credit risk — The risk that parties with whom the Group has contracted fail to meet their financial obligations (both on and off balance sheet). Adverse changes in the economic, geopolitical and market environment could impact profitability due to an increase in impairment losses, write-downs and/or decrease in asset valuations.

Regulatory and legal risk — The risks of changing legislation, regulation, policies, voluntary codes of practice and their interpretation in the markets in which the Group operates may have a significant impact on the Group’s operations, business prospects, structure, costs, capital requirements and/or ability to enforce contractual obligations.

Conduct risk — Conduct risk can arise from a number of areas including selling products to customers which do not meet their needs; failing to deal with customers’ complaints effectively; not meeting customers’ expectations; failing to promote effective competition in the interest of customers; and exhibiting behaviours which could impact on the integrity of the market or undermine wider regulatory standards.

Operational risk — The Group faces significant operational risks which may disrupt services to customers, cause reputational damage, and result in financial loss. These include the availability, resilience and security of the Group’s core IT systems, unlawful or inappropriate use of customer data, theft of sensitive data, fraud and financial crime threats, and the potential for failings in the Group’s customer processes.

People risk — Key people risks include the risk that the Group fails to maintain organisational skills, capability, resilience and capacity levels in response to organisational, political and external market change and evolving business needs.

Insurance underwriting risk — Key insurance underwriting risks within the Insurance business are longevity, persistency and property insurance. Longevity risk is expected to increase as the Group’s presence in the bulk annuity market increases.

Capital risk — The risk that the Group has a sub-optimal quantity or quality of capital or that capital is inefficiently deployed across the Group.

Funding and liquidity risk — The risk that the Group has insufficient financial resources to meet its commitments as they fall due.

Governance risk — Against a background of increased regulatory focus on governance and risk management, the most significant challenges arise from meeting the requirements to ring-fence core UK financial services and activities from January 2019 and further requirements under the Senior Manager and Certification Regime (SMCR).

Market risk — The risk that the Group’s capital or earnings profile is affected by adverse market rates, in particular interest rates and credit spreads in the banking business, equity and credit spreads in the Insurance business, and credit spreads in the Group’s defined benefit pension schemes.

Model risk — The risk of financial loss, regulatory censure, reputational damage or customer detriment, as a result of deficiencies in the development, application and ongoing operation of financial models and rating systems.

CREDIT RISK PORTFOLIO

Overview

•             Asset quality remains strong with portfolios continuing to benefit from the Group’s proactive approach to risk management, continued low interest rates and a resilient UK economic environment

•             The net impairment charge increased to £456 million in the first half of 2018, driven by expected lower releases and write-backs and the inclusion of MBNA

•             The asset quality ratio was 20 basis points (full year 2017: 18 basis points) with the gross asset quality ratio (before write-backs and releases) of 27 basis points remaining in line with full year 2017 (28 basis points)

Low risk culture and prudent risk appetite

•             The Group continues to take a prudent approach to credit risk, with robust credit quality and affordability controls at origination and a prudent through the cycle credit risk appetite. The Group’s portfolios are well positioned against an uncertain economic outlook and potential market volatility

•             The Group continues to grow lending to key segments while maintaining prudent credit criteria

•             The Group’s effective risk management ensures early identification and management of customers and counterparties who may be showing signs of distress

•             Sector concentrations within the lending portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes

Impairment charge by division

	Half-year	Half-year			Half-year
	to 30 June	to 30 June			to 31 Dec
	2018	2017(1),(2)	Change		2017(1),(2)	Change
	£m	£m	%		£m	%
Retail:
Secured	20	34	41		(49)
Unsecured(3)	386	173			419	8
UK Motor Finance	49	45	(9)		66	26
Other(4)	6	8	25		15	60
	461	260	(77)		451	(2)
Commercial Banking:
SME	14	1			6
Other	1	(2)			84	99
	15	(1)			90	83
Insurance and Wealth	—	—			—
Central items	(20)	9			(14)	43
Total impairment charge	456	268	(70)		527	13

Asset quality ratio	0.20%	0.12%	8	bp	0.24%	(4	)bp
Gross asset quality ratio	0.27%	0.23%	4	bp	0.33%	(6	)bp

(1)         Prior period comparatives are on an IAS39 basis.

(2)         Includes run-off, previously reported as a separate segment.

(3)         Unsecured includes Credit cards, Loans and Overdrafts.

(4)         Retail other includes Business Banking, Europe and Retail run-off

Group loans and advances to customers

	At 30 June 2018	1 January 2018 (4)
	£m	£m

Retail:
Secured	289,584	290,899
Unsecured(1)	28,361	28,008
UK Motor Finance	14,201	13,738
Other(2),(3)	10,160	9,016
	342,306	341,661
Commercial Banking:
SME	29,929	30,510
Other	68,821	70,310
	98,750	100,820
Insurance and Wealth	829	819
Central items	30,196	20,939
Total gross lending	472,081	464,239
Expected credit loss allowance on drawn balances	(3,056)	(3,223)
Net balance sheet carrying value	469,025	461,016

(1)   Unsecured includes Credit cards, Loans and Overdrafts.

(2)   Retail other includes Business Banking, Europe and Retail run-off.

(3)         Includes reclassification of Business Banking loans and advances from SME within Commercial Banking. 1 January 2018 not restated.

(4)         Certain balances have been reallocated between segments. These include the incorporation of International Wealth in Commercial Banking and run-off across Retail and Commercial Banking.

Retail

•             The credit quality of the Retail portfolios remains strong and continues to benefit from robust credit risk management, including affordability and indebtedness controls at origination, and a prudent approach to risk appetite. The economic environment remains supportive with historically high levels of employment, positive real wage growth and household indebtedness remaining significantly below pre-crisis levels:

•                  New business quality remains strong;

•                  The flow of loans entering arrears remains at low levels.

•             Loans and advances remained flat during the period at £342 billion at 30 June 2018

•             The impairment charge of £461 million for the first half compares to £260 million for the same period in 2017. The increase is largely attributable to the consolidation of MBNA, a lower level of debt sales and less recoveries cash collected as a result of previous sales

Portfolios

•             Secured credit quality improved with a fall in cases more than three months in arrears. The average indexed loan to value (LTV) remained stable at 43.5 per cent (31 December 2017: 43.6 per cent) and the proportion of lending with an LTV of greater than 90 per cent remained low at 2.5 per cent (31 December 2017: 2.5 per cent). The average LTV of new business improved to 62.3 per cent from 63.0 per cent at 31 December 2017.  The impairment charge of £20 million for the first half compares to £34 million for the same period in 2017, reflecting a reduction in arrears balances

•             The Unsecured portfolio consists of Credit cards, Loans and Overdrafts. The impairment charge increased by £213 million to £386 million in the half-year to 30 June 2018 from £173 million, mainly due to the consolidation of MBNA and a lower level of debt sales in the period, and less recoveries cash collected as a result of previous sales

•             The UK Motor Finance portfolio continued to grow, with balances increasing £463 million (3.4 per cent) over the period.  Stage 2 and Stage 3 balances grew slightly in the period, £92 million and £13 million respectively, reflecting growth and some maturation of the portfolio.  The impairment charge in the period was £49 million compared to £45 million at 30 June 2017. The portfolio continues to benefit from a conservative approach to residual values at origination and through the loan lifecycle, with prudent residual value provisions accounting for £76 million of Stage 1 ECL allowance at 30 June 2018

Retail mortgages greater than three months in arrears (excluding repossessions)

	Number		Total		Value		Total mortgage
	of cases		mortgage accounts %		of loans(1)		balances %
	June	Dec	June	Dec	June	Dec	June	Dec
	2018	2017	2018	2017	2018	2017	2018	2017
	Cases	Cases	%	%	£m	£m	%	%
Mainstream	30,397	32,383	1.5	1.6	3,339	3,502	1.5	1.6
Buy-to-let	4,567	4,710	1.0	1.0	568	581	1.1	1.1
Specialist	8,010	8,313	7.4	7.3	1,307	1,354	8.9	8.7
Total	42,974	45,406	1.7	1.7	5,214	5,437	1.8	1.9

(1) Value of loans represents total gross book value of mortgages more than three months in arrears.

The stock of repossessions decreased to 621 cases at 30 June 2018 compared to 777 cases at 31 December 2017.

Period end and average LTVs across the Retail mortgage portfolios

	Mainstream	Buy-to-let	Specialist	Total
	%	%	%	%
At 30 June 2018
Less than 60%	56.4	57.1	60.0	56.6
60% to 70%	16.3	22.4	16.9	17.5
70% to 80%	15.0	14.6	11.7	14.7
80% to 90%	9.9	4.3	6.2	8.7
90% to 100%	2.0	1.1	2.1	1.9
Greater than 100%	0.4	0.5	3.1	0.6
Total	100.0	100.0	100.0	100.0
Average loan to value(1):
Stock of residential mortgages	41.7	52.2	46.2	43.5
New residential lending	63.2	57.6	n/a	62.3
Stage 3 mortgages	44.1	64.8	57.3	48.9

	Mainstream	Buy-to-let	Specialist	Total
	%	%	%	%
At 31 December 2017
Less than 60%	57.1	53.9	57.6	56.4
60% to 70%	16.9	25.0	18.4	18.5
70% to 80%	14.5	15.7	12.8	14.6
80% to 90%	9.0	4.1	6.4	8.0
90% to 100%	2.1	0.7	1.6	1.9
Greater than 100%	0.4	0.6	3.2	0.6
Total	100.0	100.0	100.0	100.0
Average loan to value(1):
Stock of residential mortgages	41.7	53.0	47.4	43.6
New residential lending	63.7	59.1	n/a	63.0
Stage 3 mortgages (at 1 January 2018)(2)	44.8	64.8	58.4	49.7

(1)              Average loan to value is calculated as total gross loans and advances as a percentage of the indexed total collateral of these loans and advances.

(2)              Average loan to value percentage for Stage 3 mortgages restated as at 1 January 2018 to align with IFRS 9 classifications (previously average loan to value percentage for impaired mortgages under IAS 39).

Commercial Banking

•             The overall credit quality of the portfolio and new business remains good with the portfolio benefiting from effective risk management, a resilient economic environment and continued low interest rates. Notwithstanding the current competitive market conditions, the Group is maintaining its prudent risk appetite

•             Uncertainty persists around the UK and global economic outlook and the outcome of EU exit negotiations. Allied to this are headwinds in a number of sectors including construction, support services and consumer-related sectors, such as retail. Internal and external key performance indicators are monitored closely to help identify early signs of any deterioration and portfolios remains subject to ongoing risk mitigation actions as appropriate

•             Whilst the current economic outlook remains unclear, the portfolios are well positioned and the Group’s through the cycle risk appetite approach is unchanged. Monitoring indicates no material deterioration in the credit quality of the portfolios. Notwithstanding, impairments are likely to increase from their historic low levels, driven mainly by lower levels of releases and write-backs and an element of credit normalisation

•             Net impairment charge of £15 million compared with a net release of £1 million in the first half of 2017, with the increase primarily driven by lower releases and write-backs

•             Stage 3 loans as a proportion of total loans and advances to customers has reduced to 2.6 per cent (1 January 2018: 2.7 per cent).

•             Stage 2 loans as a proportion of total loans and advances to customers were stable at 7.7 per cent (1 January 2018: 7.7 per cent)

•             Total UK Direct Real Estate gross lending across Commercial Banking and Retail (excluding securitisations) was £17.9 billion (31 December 2017: £17.9 billion)

Portfolios

•             The SME and Mid Markets portfolios are domestically focused and reflect the underlying performance of the UK economy and our prudent credit risk appetite. Whilst, in the market certain sectors are showing some early signs of stress emerging, the Group’s overall credit quality has been stable with levels of impairment remaining low

•             The Global Corporates business continues to have a predominance of multi-national investment grade clients who are primarily UK based. The portfolio remains of good quality despite the current economic uncertainty

•             The commercial real estate business within the Group’s Mid Markets and Global Corporate portfolio is focused on clients operating in the UK commercial property market ranging in size from medium-sized private real estate entities up to publicly listed property companies. Credit quality remains good with minimal impairments/stressed loans. Recognising this is a cyclical sector, appropriate caps are in place to control exposure and business propositions continue to be written in line with a prudent, through the cycle risk appetite with conservative LTVs, strong quality of income and proven management teams

•             Through clearly defined sector strategies Financial Institutions serves predominantly investment grade counterparties with whom relationships are either client driven or held to support the Group’s funding, liquidity or general hedging requirements

FUNDING AND LIQUIDITY MANAGEMENT

The Group has maintained its strong funding and liquidity position with a loan to deposit ratio of 106 per cent at 30 June 2018 (107 per cent as at 1 January 2018).

Following the end of the Bank of England’s Term Funding Scheme at the start of 2018, term issuance volumes have increased in line with expectations.  During the first half of 2018, the Group has issued term funding of £14.6 billion, which represents a significant proportion of its planned issuance for 2018. In addition, the Group has prudently increased its liquidity position during the period of the ring-fencing transfers through additional short term money market funding. As a result, wholesale funding has increased by £21.3 billion to £122.4 billion as at 30 June 2018.

Following the Moody’s upgrade in 2017, the Group’s continued balance sheet strengthening resulted in further positive ratings news in May 2018 when S&P upgraded Lloyds Bank plc’s long-term rating by one notch to ‘A+’. This reflected the Group’s enhanced bail-in capital position and improved profitability.

The Group’s liquidity surplus continues to exceed the regulatory minimum and internal risk appetite, with a Liquidity Coverage Ratio (LCR) of 129 per cent as at 30 June 2018 calculated on a Group consolidated basis based on the EU Delegated Act.

Group funding position

		At 1 Jan		At 31 Dec
	At 30 June	2018		2017
	2018	(adjusted)(1)	Change	(reported)	Change
	£bn	£bn	%	£bn	%
Funding requirement
Loans and advances to customers(2)	442.3	444.2	—	455.7	(3)
Loans and advances to banks(3)	6.0	1.7		4.1	46
Debt securities at amortised cost	4.3	3.3	30	3.6	19
Reverse repurchase agreements — non LCR eligible	—	0.7		0.7
Financial assets at fair value through other comprehensive income — non-LCR eligible(4)	0.9	1.7	(47)
Available-for-sale financial assets — non-LCR eligible(4)				0.9
Cash and balances at central bank — non-LCR eligible(5)	4.5	4.8	(6)	4.8	(6)
Funded assets	458.0	456.4	—	469.8	(3)
Other assets(6)	255.4	247.2	3	234.7	9
	713.4	703.6	1	704.5	1
On balance sheet LCR eligible liquid assets
Reverse repurchase agreements	27.3	16.9	62	16.9	62
Cash and balances at central banks(5)	63.5	53.7	18	53.7	18
Financial assets at fair value through other comprehensive income	30.4	41.2	(26)
Available-for-sale financial assets				41.2
Trading and fair value through profit and loss	1.1	1.7	(35)	1.7	(35)
Repurchase agreements	(5.9)	(5.9)	—	(5.9)	—
	116.4	107.6	8	107.6	8
Total Group assets	829.8	811.2	2	812.1	2
Less: other liabilities(6)	(221.4)	(226.8)	(2)	(226.5)	(2)
Funding requirement	608.4	584.4	4	585.6	4
Funded by
Customer deposits(7)	417.6	415.5	1	415.5	1
Wholesale funding(8)	122.4	101.1	21	101.1	21
	540.0	516.6	5	516.6	5
Term funding scheme	19.9	19.9	—	19.9	—
Total equity	48.5	47.9	1	49.1	(1)
Total funding	608.4	584.4	4	585.6	4

(1)              Adjusted to reflect the implementation of IFRS 9 and IFRS 15.

(2)              Excludes reverse repos of £26.7 billion (31 December 2017: £16.8 billion).

(3)              Excludes £0.1 billion (31 December 2017: £1.7 billion) of loans and advances to banks within the Insurance business and £0.6 billion (31 December 2017: £0.8 billion) of reverse repurchase agreements.

(4)              Non-LCR eligible liquid assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).

(5)              Cash and balances at central banks are combined in the Group’s balance sheet.

(6)              Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.

(7)              Excludes repos of £4.0 billion (31 December 2017: £2.6 billion).

(8)              The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

Reconciliation of Group funding to the balance sheet

		Repos
		and cash	Fair value
	Included in	collateral	and other
	funding	received by	accounting	Balance
At 30 June 2018	analysis	Insurance	methods	sheet
	£bn	£bn	£bn	£bn

Deposits from banks	8.1	22.5	0.3	30.9
Debt securities in issue	96.1	—	(5.8)	90.3
Subordinated liabilities	18.2	—	(0.6)	17.6
Total wholesale funding	122.4	22.5
Customer deposits	417.6	4.0	—	421.6
Total	540.0	26.5

At 31 December 2017

Deposits from banks	5.1	24.1	0.6	29.8
Debt securities in issue	78.1	—	(5.6)	72.5
Subordinated liabilities	17.9	—	—	17.9
Total wholesale funding	101.1	24.1
Customer deposits	415.5	2.6	—	418.1
Total	516.6	26.7

Analysis of 2018 total wholesale funding by residual maturity

	Less				Nine			More	Total	Total
	than	One to	Three	Six to	months	One to	Two to	than	at	at
	one	three	to six	nine	to one	two	five	five	30 June	31 Dec
	month	months	months	months	year	years	years	years	2018	2017
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Deposit from banks	6.5	1.3	0.2	0.1	—	—	—	—	8.1	5.1
Debt securities in issue:
Certificates of deposit	1.4	3.4	2.8	1.8	2.6	—	—	—	12.0	10.0
Commercial paper	1.3	4.6	3.6	0.6	0.2	—	—	—	10.3	3.2
Medium-term notes	0.2	0.8	2.2	0.5	0.1	5.6	13.7	20.9	44.0	37.4
Covered bonds	0.1	—	—	0.8	1.1	3.3	14.2	6.2	25.7	24.7
Securitisation	0.1	—	0.1	0.5	—	1.6	0.7	1.1	4.1	2.8
	3.1	8.8	8.7	4.2	4.0	10.5	28.6	28.2	96.1	78.1
Subordinated liabilities	—	—	0.6	0.2	—	1.7	3.2	12.5	18.2	17.9
Total wholesale funding(1)	9.6	10.1	9.5	4.5	4.0	12.2	31.8	40.7	122.4	101.1
Of which issued by Lloyds Banking Group plc(2)	—	—	—	—	—	—	7.2	16.4	23.6	15.4

(1)              The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities and subordinated liabilities.

(2)              Consists of medium-term notes and subordinated liabilities.

Analysis of 2018 term issuance

				Other
	Sterling	US Dollar	Euro	Currencies	Total
	£bn	£bn	£bn	£bn	£bn
Securitisation	0.8	1.0	—	—	1.8
Medium-term notes	—	4.0	1.3	1.9	7.2
Covered bonds	2.3	—	0.9	—	3.2
Private placements(1)	—	0.5	—	0.2	0.7
Subordinated liabilities	—	1.0	0.7	—	1.7
Total issuance	3.1	6.5	2.9	2.1	14.6
Of which issued by Lloyds Banking Group plc(2)	—	3.8	2.0	2.1	7.9

(1)              Private placements include structured bonds and term repurchase agreements (repos).

(2)              Consists of medium-term notes and subordinated liabilities.

The Group continues to access wholesale funding markets across a wide range of products, currencies and investors to maintain a stable and diverse source of funds. In 2018, the Group will continue with this approach to funding, including capital and funding from the holding company, Lloyds Banking Group plc, as needed to transition towards final UK Minimum Requirements for Own Funds and Eligible Liabilities (MREL). The amounts outstanding under the Bank of England’s Term Funding Scheme and Funding for Lending Scheme (FLS) as at 30 June 2018 are £19.9 billion and £19.1 billion, respectively. The contractual maturities of these schemes are fully factored into the Group’s funding plan.

Liquidity portfolio

At 30 June 2018, the banking business had £129.3 billion of highly liquid, unencumbered, LCR eligible assets (31 December 2017: £120.9 billion). These assets are available to meet cash and collateral outflows and PRA regulatory requirements and provide a substantial buffer in the event of market dislocation. The Insurance business manages a separate liquidity portfolio to mitigate insurance liquidity risk. Total LCR eligible liquid assets represent over five times the Group’s money market funding less than one year to maturity (excluding derivative collateral margins and settlement accounts) and exceed total wholesale funding, and thus provide a substantial buffer in the event of market dislocation.

	At 30 June	At 31 Dec	Change	Average	Average
	2018	2017	%	2018	2017
	£bn	£bn		£bn	£bn
Level 1
Cash and central bank reserves	63.5	53.7	18	57.8	51.0
High quality government/MDB/agency bonds(1)	64.2	65.8	(2)	62.9	72.0
High quality covered bonds	0.7	0.7	—	0.7	1.1
Total	128.4	120.2	7	121.4	124.1
Level 2(2)	0.9	0.7	29	0.7	0.6
Total LCR eligible assets	129.3	120.9	7	122.1	124.7

(1)              Designated multilateral development bank (MDB).

(2)              Includes Level 2A and Level 2B.

The banking business also has a significant amount of non-LCR eligible assets which are eligible for use in a range of central bank or similar facilities. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

CAPITAL MANAGEMENT

Analysis of capital position

Adjusting for the sale of the Irish mortgage portfolio and the dividend paid by the Insurance business in July 2018 in relation to its 2018 interim earnings, the Group’s CET1 capital ratio increased by 1.21 per cent on an adjusted basis before ordinary dividends during the first half of 2018, primarily as a result of:

•             Underlying profit (1.11 per cent) and the dividend paid by the Insurance business in July 2018 in relation to 2018 interim earnings (0.08 per cent)

•             The sale of the Irish mortgage portfolio (0.25 per cent), which is expected to complete in the second half of the year

•             The impact of market and other movements, including movements in risk-weighted assets, generating an increase of 0.05 per cent

•             Offset by a reduction of 0.28 per cent relating to PPI charges

The implementation of IFRS 9 on 1 January 2018 resulted in an initial reduction in CET1 capital of 0.30 per cent which, following the application of transitional relief, reduced to 0.01 per cent.

Overall the Group’s CET1 ratio has strengthened to 15.1 per cent on an adjusted basis before ordinary dividends and 14.5 per cent on an adjusted basis after ordinary dividends (31 December 2017: 13.9 per cent adjusted, including the share buy back).

Excluding the impact of the sale of the Irish Mortgage portfolio and the Insurance dividend paid in July 2018 the Group’s CET1 ratio has strengthened to 14.7 per cent before ordinary dividends and 14.1 per cent after ordinary dividends (31 December 2017: 14.1 per cent excluding the impact of the share buyback and the Insurance dividend paid in February 2018).

The accrual for foreseeable dividends includes the declared interim ordinary dividend of 1.07 pence per share. In addition the share buy back programme announced as part of the 2017 year end results has been accrued for in full, net of buy backs completed up to the period end.

The transitional total capital ratio, after ordinary dividends, increased by 0.4 per cent to 21.6 per cent, largely reflecting the issuance of new dated subordinated debt instruments, foreign exchange movements and the increase in CET1 capital, partially offset by the amortisation of dated tier 2 instruments.

Total capital requirement

In July 2018 the Group’s Pillar 2A capital requirement reduced from 5.4 per cent of risk-weighted assets to 4.6 per cent of risk-weighted assets, of which 2.6 per cent must be met by CET1 capital. It will increase to 4.7 per cent, of which 2.7 per cent must be met by CET1 capital, from 1 January 2019 following entry into force of the UK’s ring-fencing regime. This firm specific capital requirement reflects a point in time estimate by the PRA, which may change over time, of the minimum amount of capital that is needed in relation to risks not covered by Pillar 1.

The Group’s total capital requirement (TCR) as at 30 June 2018, being the aggregate of the Group’s Pillar 1 and current Pillar 2A capital requirements, was £26,589 million (31 December 2017: £28,180 million).

Combined buffer requirement

The Group is required to maintain a number of regulatory capital buffers, referred to collectively as the combined buffer requirement, which must be met with CET1 capital.

Following the increase in the UK countercyclical capital buffer rate in June 2018 from zero to 0.5 per cent (with a further increase in November 2018 to 1.0 per cent) the Group is currently subject to the following capital buffers:

•             A capital conservation buffer (CCB) of 1.875 per cent of risk-weighted assets (increasing to 2.5 per cent in 2019)

•             A countercyclical capital buffer (CCyB) of 0.4 per cent of risk-weighted assets (increasing to c.0.9 per cent in November 2018)

The Group is not currently classified as a global systemically important institution (G-SII) but has been identified as an ‘other’ systemically important institution (O-SII) by the PRA. The O-SII buffer is currently set to zero in the UK.

A systemic risk buffer (SRB) will apply to the Group’s ring-fenced bank (RFB) sub-group and will be set by the PRA early in 2019. The SRB will be applied at Group level via a PRA buffer requirement equating to the same monetary amount.

Capital resources

An analysis of the Group’s capital position as at 30 June 2018 is presented in the following section on both a CRD IV transitional arrangements basis and a CRD IV fully loaded basis. In addition the Group’s capital position reflects the application of the transitional arrangements for IFRS 9.

The table below summarises the consolidated capital position of the Group.

	Transitional		Fully loaded
	At 30 June	At 31 Dec	At 30 June	At 31 Dec
Capital resources	2018	2017	2018	2017
	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	42,940	43,551	42,940	43,551
Adjustment to retained earnings for foreseeable dividends and share buy back	(1,568)	(1,475)	(1,568)	(1,475)
Deconsolidation adjustments(1)	1,867	1,301	1,867	1,301
Adjustment for own credit	(13)	109	(13)	109
Cash flow hedging reserve	(941)	(1,405)	(941)	(1,405)
Other adjustments	221	(177)	221	(177)
	42,506	41,904	42,506	41,904
Less: deductions from common equity tier 1
Goodwill and other intangible assets	(3,372)	(2,966)	(3,372)	(2,966)
Prudent valuation adjustment	(570)	(556)	(570)	(556)
Excess of expected losses over impairment provisions and value adjustments	(29)	(498)	(29)	(498)
Removal of defined benefit pension surplus	(1,213)	(541)	(1,213)	(541)
Securitisation deductions	(189)	(191)	(189)	(191)
Significant investments(1)	(4,236)	(4,250)	(4,236)	(4,250)
Deferred tax assets	(3,103)	(3,255)	(3,103)	(3,255)
Common equity tier 1 capital	29,794	29,647	29,794	29,647
Additional tier 1
Other equity instruments	5,330	5,330	5,330	5,330
Preference shares and preferred securities(2)	4,415	4,503	—	—
Transitional limit and other adjustments	(2,211)	(1,748)	—	—
	7,534	8,085	5,330	5,330
Less: deductions from tier 1
Significant investments(1)	(1,355)	(1,403)	—	—
Total tier 1 capital	35,973	36,329	35,124	34,977
Tier 2
Other subordinated liabilities(2)	13,221	13,419	13,221	13,419
Deconsolidation of instruments issued by insurance entities(1)	(1,704)	(1,786)	(1,704)	(1,786)
Adjustments for transitional limit and non-eligible instruments	2,083	1,617	(1,154)	(1,252)
Amortisation and other adjustments	(2,455)	(3,524)	(2,455)	(3,565)
Eligible provisions	—	120	—	120
	11,145	9,846	7,908	6,936
less: deductions from tier 2
Significant investments(1)	(1,534)	(1,516)	(2,889)	(2,919)
Total capital resources	45,584	44,659	40,143	38,994

Risk-weighted assets	210,689	210,919	210,689	210,919

Common equity tier 1 capital ratio(3)	14.1%	14.1%	14.1%	14.1%
Tier 1 capital ratio	17.1%	17.2%	16.7%	16.6%
Total capital ratio	21.6%	21.2%	19.1%	18.5%

(1)              For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (shown as ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

(2)              Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.

(3)              The common equity tier 1 ratio is 15.1 per cent (pre dividend) on an adjusted basis upon recognition of the dividend paid by the Insurance business in July 2018 in relation to its 2018 interim earnings and the sale of the Irish mortgage portfolio (31 December 2017: 13.9 per cent on an adjusted basis, including the share buy back).

Movements in capital resources

The key difference between the transitional capital calculation as at 30 June 2018 and the fully loaded equivalent is primarily related to capital securities that previously qualified as tier 1 or tier 2 capital, but that do not fully qualify under CRD IV, which can be included in additional tier 1 (AT1) or tier 2 capital (as applicable) up to specified limits which reduce by 10 per cent per annum until 2022. The key movements on a transitional basis are set out in the table below.

	Common	Additional		Total
	Equity tier 1	Tier 1	Tier 2	capital
	£m	£m	£m	£m
At 31 December 2017	29,647	6,682	8,330	44,659
Profit attributable to ordinary shareholders(1)	1,884	—	—	1,884
Movement in foreseeable dividends(2)	342	—	—	342
Dividends paid out on ordinary shares during the year	(1,475)	—	—	(1,475)
Dividends received from the Insurance business(1)	600	—	—	600
Share buy back completed	(565)	—	—	(565)
Share buy back accrual	(435)	—	—	(435)
Restatement of retained earnings on adoption of IFRS 9	(929)	—	—	(929)
IFRS 9 transitional adjustment to retained earnings	481	—	—	481
Movement in treasury shares and employee share schemes	160	—	—	160
Pension movements:
Removal of defined benefit pension surplus	(672)	—	—	(672)
Movement through other comprehensive income	672	—	—	672
Fair value through other comprehensive income reserve	(243)	—	—	(243)
Prudent valuation adjustment	(14)	—	—	(14)
Deferred tax asset	152	—	—	152
Goodwill and other intangible assets	(406)	—	—	(406)
Excess of expected losses over impairment provisions and value adjustments	469	—	—	469
Significant investments	14	48	(18)	44
Eligible provisions(3)	—	—	(120)	(120)
Movements in subordinated debt:
Repurchases, redemptions and other	—	(551)	(347)	(898)
Issuances	—	—	1,766	1,766
Other movements	112	—	—	112
At 30 June 2018	29,794	6,179	9,611	45,584

(1)         Under the regulatory framework, profits made by Insurance are removed from CET1 capital. However, when dividends are paid to the Group by Insurance these are recognised through CET1 capital.

(2)         Reflects the accrual for foreseeable 2018 ordinary dividends (including the interim dividend) and the reversal of the accrual for the 2017 full year ordinary dividend which has now been paid.

(3)         The movement in eligible provisions reflects the adjustment made in respect of the application of the IFRS9 transitional arrangements.

CET1 capital resources have increased by £147 million in the period, primarily reflecting:

•             profit generation during the period

•             the receipt of the dividend paid by the Insurance business in February 2018

•             a reduction in the deferred tax asset deduction

•             a substantial reduction in excess expected losses resulting from the partial absorption of the increase in impairment provisions following the adoption of IFRS 9 on 1 January 2018 (remaining expected losses deducted from capital relate specifically to equity exposures)

•             largely offset by the accrual for foreseeable dividends in respect of the first half of 2018,  share buy backs completed during the period and the accrual for the remaining buy back under the programme announced as part of the 2017 year end results, the impact on retained earnings following the adoption of IFRS 9 on 1 January 2018 (net of transitional relief), movements through the fair value through other comprehensive income (FVOCI) reserve and an increase in intangible assets which are deducted from capital

AT1 capital resources have reduced by £503 million in the period, primarily reflecting the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments.

Tier 2 capital resources have increased by £1,281 million in the period largely reflecting the issuance of new dated subordinated debt instruments, the transitioning of grandfathered AT1 instruments to tier 2 and foreign exchange movements, partially offset by the amortisation of dated instruments.

Minimum requirement for own funds and eligible liabilities (MREL)

Applying the Bank of England’s minimum requirement for own funds and eligible liabilities (MREL) policy to current capital requirements, the Group’s indicative MREL requirement, excluding regulatory capital buffers, is as follows:

•             From 2020, 2 times Pillar 1 plus Pillar 2A, equivalent to 20.7 per cent of risk-weighted assets

•             From 2022, 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 25.4 per cent of risk-weighted assets

The Bank of England will review the calibration of MREL in 2020 before setting final end-state requirements to be met from 2022. This review will take into consideration any changes to the capital framework, including the finalisation of Basel III.

During the first half of 2018, the Group issued £6.1 billion (sterling equivalent as at 30 June 2018) of senior unsecured securities from Lloyds Banking Group plc which, while not included in total capital, are eligible to meet MREL. Combined with previous issuances made over the last two years the Group remains comfortably positioned to meet MREL requirements from 2020 and, as at 31 June 2018, had a transitional MREL ratio of 29.1 per cent of risk-weighted assets.

An analysis of the Group’s current MREL position is provided in the table below.

	Transitional
	At 30 Jun	At 31 Dec
MREL	2018	2017
	£m	£m

Total capital resources (transitional basis)	45,584	44,659
Ineligible AT1 and tier 2 instruments(1)	(1,223)	(1,350)
Senior unsecured securities issued by holdco	16,927	10,815
Total MREL	61,288	54,124

Risk-weighted assets	210,689	210,919

MREL ratio(2)	29.1%	25.7%

(1)         Instruments with less than one year to maturity or governed under non-EEA law without a contractual bail-in clause.

(2)         The MREL ratio is 29.7 per cent on an adjusted basis upon recognition of the dividend paid by the Insurance business in July 2018 in relation to its 2018 interim earnings and the sale of the Irish mortgage portfolio (31 December 2017: 26.0 per cent on an adjusted basis).

Risk-weighted assets

	At 30 June	At 31 Dec
	2018	2017
	£m	£m
Foundation Internal Ratings Based (IRB) Approach	60,198	60,207
Retail IRB Approach	58,868	61,588
Other IRB Approach	16,421	17,191
IRB Approach	135,487	138,986
Standardised (STA) Approach	29,571	25,503
Credit risk	165,058	164,489
Counterparty credit risk	5,850	6,055
Contributions to the default fund of a central counterparty	543	428
Credit valuation adjustment risk	911	1,402
Operational risk	24,960	25,326
Market risk	3,319	3,051
Underlying risk-weighted assets	200,641	200,751
Threshold risk-weighted assets(1)	10,048	10,168
Total risk-weighted assets	210,689	210,919

Risk-weighted assets movement by key driver

	Credit risk	Credit risk	Credit risk	Counterparty	Market	Operational
	IRB	STA	total(2)	credit risk(3)	risk	risk	Total
	£m	£m	£m	£m	£m	£m	£m

Total risk-weighted assets as at 31 December 2017							210,919
Less total threshold risk-weighted assets(1)							(10,168)
Risk-weighted assets as at 31 December 2017	138,986	25,503	164,489	7,885	3,051	25,326	200,751
Asset size	(314)	681	367	160	—	—	527
Asset quality	(35)	103	68	(368)	—	—	(300)
Model updates	993	—	993	—	(619)	—	374
Methodology and policy	57	126	183	(136)	—	—	47
Acquisitions and disposals	(4,464)	3,184	(1,280)	—	—	—	(1,280)
Movements in risk levels (market risk only)	—	—	—	—	(321)	—	(321)
Foreign exchange movements	156	(26)	130	(230)	—	—	(100)
Other	108	—	108	(7)	1,208	(366)	943
Risk-weighted assets as at 30 June 2018	135,487	29,571	165,058	7,304	3,319	24,960	200,641
Threshold risk-weighted assets(1)							10,048
Total risk-weighted assets as at 30 June 2018							210,689

(1)    Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investments in the Group’s Insurance business.

(2) Credit risk includes securitisation risk-weighted assets.

(3)    Counterparty credit risk includes movements in contributions to the default fund of central counterparties and movements in credit valuation adjustment risk.

The risk-weighted assets movement table provides analysis of the movement in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements. The key driver analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgment.

Credit risk, risk-weighted assets were driven by the following key movements:

•             Asset size increase of £0.4 billion due to targeted growth in key customer segments, partly offset by continued active portfolio management

•             Model update increase of £1.0 billion principally due to model changes within mortgage portfolios

•             Acquisitions and disposals reflecting the sale of a strategic equity holding and the Irish mortgage portfolio, the latter being offset by a related outstanding short term debtor

•             Sterling foreign exchange movements, principally with Euro and US Dollar, contributed to a small increase in risk-weighted assets

Counterparty credit risk and CVA risk-weighted assets reduction of £0.6 billion was mainly driven by CVA and foreign exchange movements.

Market risk, risk-weighted assets increase of £0.3 billion was largely due to migrations to Lloyds Bank Corporate Markets plc, partly offset by refinements to internal models and a reduction in risk exposure.

Operational risk, risk-weighted assets reduced following the actualisation of calculation inputs.

Leverage ratio

The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:

•             A minimum leverage ratio requirement of 3.25 per cent of the total leverage exposure measure

•             A countercyclical leverage buffer (CCLB) of 0.2 per cent of the total leverage exposure measure (increasing to c.0.3 per cent in November 2018

At least 75 per cent of the minimum leverage ratio requirement and the CCLB must be met with CET1 capital. The CCLB represents 35 per cent of the countercyclical capital buffer (CCyB).

Analysis of leverage movements

The Group’s fully loaded UK leverage ratio reduced to 5.2 per cent, with the impact of the increase in tier 1 capital more than offset by the £13.1 billion increase in the exposure measure, the latter reflecting an increase in the derivatives exposure measure and underlying increases in balance sheet assets (net of qualifying central bank claims and deconsolidation adjustments) driven by securities financing transactions (SFT) activity and settlement balances, offset in part by the reduction in financial assets at fair value through other comprehensive income.

The derivatives exposure measure, representing derivative financial instruments per the balance sheet net of deconsolidation and derivatives adjustment, increased by £4.9 billion during the period, mainly reflecting a higher volume of longer dated trades through central counterparties which has contributed to the increase in the regulatory potential future exposure.

The SFT exposure measure, representing SFT assets per the balance sheet net of deconsolidation and other SFT adjustments, increased by £7.6 billion during the period, largely reflecting an increase in customer volumes, partially offset by a small reduction in trading volumes.

Off-balance sheet items increased by £1.2 billion during the period, primarily reflecting new or extended corporate facilities and new residential mortgage offers placed, offset in part by a net reduction in securitisation financing facility commitments following drawdowns.

The average UK leverage ratio of 5.3 per cent over the quarter reflected a strengthening tier 1 capital position offset by the increase in underlying balance sheet assets during the quarter, net of qualifying central bank claims.

Leverage ratio

	Fully loaded
	At 30 June	At 31 Dec
	2018	2017
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	29,794	29,647
Additional tier 1 capital	5,330	5,330
Total tier 1 capital	35,124	34,977

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	26,955	25,834
Securities financing transactions	55,659	49,193
Loans and advances and other assets	747,165	737,082
Total assets	829,779	812,109

Qualifying central bank claims	(65,160)	(53,842)

Deconsolidation adjustments(1)
Derivative financial instruments	(1,722)	(2,043)
Securities financing transactions	423	(85)
Loans and advances and other assets	(139,343)	(140,387)
Total deconsolidation adjustments	(140,642)	(142,515)

Derivatives adjustments
Adjustments for regulatory netting	(12,868)	(13,031)
Adjustments for cash collateral	(6,715)	(7,380)
Net written credit protection	685	881
Regulatory potential future exposure	15,193	12,335
Total derivatives adjustments	(3,705)	(7,195)

Securities financing transactions adjustments	(1,398)	(2,022)
Off-balance sheet items	59,581	58,357
Regulatory deductions and other adjustments	(8,143)	(7,658)

Total exposure measure(2)	670,312	657,234
Average exposure measure(3)	662,839

UK Leverage ratio(2),(5)	5.2%	5.3%
Average UK leverage ratio(3)	5.3%

CRD IV exposure measure(4)	735,472	711,076
CRD IV leverage ratio(4)	4.8%	4.9%

(1)         Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, being primarily the Group’s Insurance business.

(2)         Calculated in accordance with the UK Leverage Ratio Framework which requires qualifying central bank claims to be excluded from the leverage exposure measure.

(3)         The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 April 2018 to 30 June 2018). The average of 5.3 per cent compares to 5.3 per cent at the start and 5.2 per cent at the end of the quarter.

(4)         Calculated in accordance with CRD IV rules which include central bank claims within the leverage exposure measure.

(5)         The UK leverage ratio is 5.3 per cent on an adjusted basis upon recognition of the dividend paid by the Insurance business in July 2018 in relation to its 2018 interim earnings and the sale of the Irish mortgage portfolio (31 December 2017: 5.4 per cent adjusted).

Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 30 June	At 1 Jan	At 31 Dec
	2018	2018	2017

Common equity tier 1 (£m)	29,216	29,060	29,647
Transitional tier 1 (£m)	35,395	35,742	36,329
Transitional total capital (£m)	45,343	44,636	44,659
Total risk-weighted assets (£m)	211,165	211,200	210,919
Common equity tier 1 ratio (%)	13.8%	13.8%	14.1%
Transitional tier 1 ratio (%)	16.8%	16.9%	17.2%
Transitional total capital ratio (%)	21.5%	21.1%	21.2%
UK leverage ratio exposure measure (£m)	670,215	656,886	657,234
UK leverage ratio (%)	5.2%	5.2%	5.3%

Further details on the Group’s adoption of the transitional arrangements for IFRS 9 can be found in the Group publication entitled ‘IFRS 9 “Financial Instruments” Transition’, published in March 2018 and located on the Group’s website at http://www.lloydsbankinggroup.com/investors/financial-performance/.

The Group has opted to apply paragraph 4 of CRR Article 473a (the ‘transitional rules’) which allows for additional capital relief in respect of any post 1 January 2018 increase in Stage 1 and Stage 2 IFRS 9 provisions (net of regulatory expected losses) during the transition period. As at 30 June 2018 no additional capital relief has been recognised.

Stress testing

The Group undertakes a wide ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which the Group is exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group to adverse economic conditions and other key vulnerabilities. As part of this programme the Group conducts macroeconomic stress tests of the operating plan.

The Group also participates in the annual concurrent UK-wide stress tests run by the Bank of England. In the 2017 Bank of England stress test the Group exceeded the capital and leverage thresholds set by the PRA and was not required to take any action as a result of the test. The Group is currently participating in the 2018 Bank of England stress test and, having submitted its results at the end of June, is awaiting the Bank of England’s publication of the industry-wide results in Q4.

In addition the Group is participating in the 2018 bi-annual EBA stress test and has submitted its results to the regulator. As with the Bank of England stress test, the Group is awaiting the publication of the results of the test later in the year.

Regulatory capital developments

There continue to be a number of developments to regulatory capital rules. These include PRA and EBA policy changes on mortgage risk-weighted asset modelling, EU revisions to the Capital Requirements Directive and Regulation that will lead to the formation of CRD V and CRR 2, and the final Basel III reforms published in December 2017 which introduce changes to the standardised and modelled approaches for certain risk types, including credit and operational risk along with an aggregate output floor that is due to be implemented in full by 2027.  The majority of these changes remain subject to finalisation via European and UK legislative processes, with the implementation of some areas, and associated Pillar 2 offsets, also at the discretion of the PRA.

Half-year Pillar 3 disclosures

The Group will publish a condensed set of half-year Pillar 3 disclosures in August, prepared in accordance with the revised European Banking Authority (EBA) guidelines on Pillar 3 disclosure formats and frequency that were issued in December 2016.

A copy of the half-year Pillar 3 disclosures will be available to view at:

https://www.lloydsbankinggroup.com/investors/financial-performance/other-disclosures/

STATUTORY INFORMATION

CONDENSED CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED INCOME STATEMENT

		Half-year to		Half-year to		Half-year to
		30 June		30 June		31 Dec
	Note	2018		2017		2017
		£m		£m		£m

Interest and similar income		8,032		7,861		8,145
Interest and similar expense		(2,025)		(2,659)		(2,435)
Net interest income		6,007		5,202		5,710
Fee and commission income		1,372		1,518		1,447
Fee and commission expense		(674)		(670)		(712)
Net fee and commission income	3	698		848		735
Net trading income		1,522		5,843		5,974
Insurance premium income		4,815		4,099		3,831
Other operating income		1,238		1,283		712
Other income		8,273		12,073		11,252
Total income		14,280		17,275		16,962
Insurance claims		(4,709)		(7,976)		(7,602)
Total income, net of insurance claims		9,571		9,299		9,360
Regulatory provisions		(807)		(1,240)		(925)
Other operating expenses		(5,191)		(4,962)		(5,219)
Total operating expenses	4	(5,998)		(6,202)		(6,144)
Trading surplus		3,573		3,097		3,216
Impairment	5	(456)		(203)		(485)
Profit before tax		3,117		2,894		2,731
Tax expense	6	(850)		(905)		(823)
Profit for the period		2,267		1,989		1,908

Profit attributable to ordinary shareholders		2,025		1,739		1,653
Profit attributable to other equity holders(1)		205		209		206
Profit attributable to equity holders		2,230		1,948		1,859
Profit attributable to non-controlling interests		37		41		49
Profit for the period		2,267		1,989		1,908

Basic earnings per share	7	2.9	p	2.5	p	2.4	p
Diluted earnings per share	7	2.9	p	2.5	p	2.3	p

(1)         The profit after tax attributable to other equity holders of £205 million (half-year to 30 June 2017: £209 million; half-year to 31 December 2017: £206 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £50 million (half-year to 30 June 2017: £51 million; half-year to 31 December 2017: £51 million).

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2018	2017	2017
	£m	£m	£m

Profit for the period	2,267	1,989	1,908
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	908	(124)	752
Tax	(206)	32	(178)
	702	(92)	574
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	(97)
Tax	22
	(75)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	167	(44)	(11)
Tax	(45)	12	3
	122	(32)	(8)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	109
Income statement transfers in respect of disposals	(203)
Impairment	1
Tax	46
	(47)
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value		455	(152)
Income statement transfers in respect of disposals		(315)	(131)
Income statement transfers in respect of impairment		6	—
Tax		(48)	111
		98	(172)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	(223)	(267)	(96)
Net income statement transfers	(423)	(317)	(334)
Tax	182	151	132
	(464)	(433)	(298)
Currency translation differences (tax: nil)	5	(7)	(25)
Other comprehensive income for the period, net of tax	243	(466)	71
Total comprehensive income for the period	2,510	1,523	1,979

Total comprehensive income attributable to ordinary shareholders	2,268	1,273	1,724
Total comprehensive income attributable to other equity holders	205	209	206
Total comprehensive income attributable to equity holders	2,473	1,482	1,930
Total comprehensive income attributable to non-controlling interests	37	41	49
Total comprehensive income for the period	2,510	1,523	1,979

CONSOLIDATED BALANCE SHEET

		At 30 June	At 1 Jan	At 31 Dec
	Note	2018	2018(1)	2017
		£m	£m	£m

Assets
Cash and balances at central banks		67,948	58,521	58,521
Items in the course of collection from banks		702	755	755
Financial assets at fair value through profit or loss	8	172,361	176,008	162,878
Derivative financial instruments	9	26,955	25,474	25,834
Loans and advances to banks		6,674	4,246	6,611
Loans and advances to customers	10	469,025	461,016	472,498
Debt securities		4,281	3,314	3,643
Financial assets at amortised cost		479,980	468,576	482,752
Financial assets at fair value through other comprehensive income		31,300	42,917
Available-for-sale financial assets				42,098
Goodwill		2,310	2,310	2,310
Value of in-force business		5,032	4,839	4,839
Other intangible assets		3,061	2,835	2,835
Property, plant and equipment		12,577	12,727	12,727
Current tax recoverable		—	16	16
Deferred tax assets		2,324	2,609	2,284
Retirement benefit assets	13	1,584	723	723
Other assets		23,645	12,872	13,537
Total assets		829,779	811,182	812,109

(1)   See note 21

		At 30 June	At 1 Jan	At 31 Dec
Equity and liabilities	Note	2018	2018(1)	2017
		£m	£m	£m

Liabilities
Deposits from banks		30,934	29,804	29,804
Customer deposits		421,609	418,124	418,124
Items in course of transmission to banks		849	584	584
Financial liabilities at fair value through profit or loss		45,777	50,935	50,877
Derivative financial instruments	9	25,561	26,124	26,124
Notes in circulation		1,140	1,313	1,313
Debt securities in issue	12	90,293	72,402	72,450
Liabilities arising from insurance contracts and participating investment contracts		103,524	103,413	103,413
Liabilities arising from non-participating investment contracts		15,179	15,447	15,447
Other liabilities		23,622	20,741	20,730
Retirement benefit obligations	13	265	358	358
Current tax liabilities		204	274	274
Deferred tax liabilities		—	—	—
Other provisions	16	4,642	5,789	5,546
Subordinated liabilities	14	17,637	17,922	17,922
Total liabilities		781,236	763,230	762,966

Equity
Share capital	15	7,196	7,197	7,197
Share premium account		17,705	17,634	17,634
Other reserves		13,185	13,553	13,815
Retained profits		4,854	3,976	4,905
Shareholders’ equity		42,940	42,360	43,551
Other equity instruments		5,355	5,355	5,355
Total equity excluding non-controlling interests		48,295	47,715	48,906
Non-controlling interests		248	237	237
Total equity		48,543	47,952	49,143
Total equity and liabilities		829,779	811,182	812,109

(1)   See note 21.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interest	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 31 December 2017	24,831	13,815	4,905	43,551	5,355	237	49,143
Adjustment for IFRS 9 and IFRS 15 (note 21)	—	(262)	(929)	(1,191)	—	—	(1,191)
Balance at 1 January 2018	24,831	13,553	3,976	42,360	5,355	237	47,952
Comprehensive income
Profit for the period	—	—	2,230	2,230	—	37	2,267
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	702	702	—	—	702
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	—	(47)	—	(47)	—	—	(47)
Equity shares	—	(75)	—	(75)	—	—	(75)
Gains and losses attributable to own credit risk, net of tax	—	—	122	122	—	—	122
Movements in cash flow hedging reserve, net of tax	—	(464)	—	(464)	—	—	(464)
Currency translation differences (tax: £nil)	—	5	—	5	—	—	5
Total other comprehensive income	—	(581)	824	243	—	—	243
Total comprehensive income	—	(581)	3,054	2,473	—	37	2,510
Transactions with owners
Dividends	—	—	(1,475)	(1,475)	—	(26)	(1,501)
Distributions on other equity instruments, net of tax	—	—	(155)	(155)	—	—	(155)
Issue of ordinary shares (note 15)	142	—	—	142	—	—	142
Share buy back	(72)	72	(565)	(565)	—	—	(565)
Movement in treasury shares	—	—	35	35	—	—	35
Value of employee services:
Share option schemes	—	—	21	21	—	—	21
Other employee award schemes	—	—	104	104	—	—	104
Total transactions with owners	70	72	(2,035)	(1,893)	—	(26)	(1,919)
Realised gains and losses on equity shares held at fair value through other comprehensive income	—	141	(141)	—	—	—	—
Balance at 30 June 2018	24,901	13,185	4,854	42,940	5,355	248	48,543

	Attributable to equity shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2017	24,768	14,652	3,250	42,670	5,355	440	48,465
Comprehensive income
Profit for the period	—	—	1,948	1,948	—	41	1,989
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	(92)	(92)	—	—	(92)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	—	98	—	98	—	—	98
Gains and losses attributable to own credit risk, net of tax	—	—	(32)	(32)	—	—	(32)
Movements in cash flow hedging reserve, net of tax	—	(433)	—	(433)	—	—	(433)
Currency translation differences (tax: £nil)	—	(7)	—	(7)	—	—	(7)
Total other comprehensive income	—	(342)	(124)	(466)	—	—	(466)
Total comprehensive income	—	(342)	1,824	1,482	—	41	1,523
Transactions with owners
Dividends	—	—	(1,568)	(1,568)	—	—	(1,568)
Distributions on other equity instruments, net of tax	—	—	(158)	(158)	—	—	(158)
Issue of ordinary shares	47	—	—	47	—	—	47
Movement in treasury shares	—	—	(154)	(154)	—	—	(154)
Value of employee services:
Share option schemes	—	—	45	45	—	—	45
Other employee award schemes	—	—	149	149	—	—	149
Changes in non-controlling interests	—	—	—	—	—	(3)	(3)
Total transactions with owners	47	—	(1,686)	(1,639)	—	(3)	(1,642)
Balance at 30 June 2017	24,815	14,310	3,388	42,513	5,355	478	48,346

	Attributable to equity shareholders
	Share
	capital				Other	Non-
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 July 2017	24,815	14,310	3,388	42,513	5,355	478	48,346
Comprehensive income
Profit for the period	—	—	1,859	1,859	—	49	1,908
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	—	—	574	574	—	—	574
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	—	(172)	—	(172)	—	—	(172)
Gains and losses attributable to own credit risk, net of tax	—	—	(8)	(8)	—	—	(8)
Movements in cash flow hedging reserve, net of tax	—	(298)	—	(298)	—	—	(298)
Currency translation differences (tax: £nil)	—	(25)	—	(25)	—	—	(25)
Total other comprehensive income	—	(495)	566	71	—	—	71
Total comprehensive income	—	(495)	2,425	1,930	—	49	1,979
Transactions with owners
Dividends	—	—	(716)	(716)	—	(51)	(767)
Distributions on other equity instruments, net of tax	—	—	(155)	(155)	—	—	(155)
Issue of ordinary shares	16	—	—	16	—	—	16
Movement in treasury shares	—	—	(257)	(257)	—	—	(257)
Value of employee services:
Share option schemes	—	—	37	37	—	—	37
Other employee award schemes	—	—	183	183	—	—	183
Changes in non-controlling interests	—	—	—	—	—	(239)	(239)
Total transactions with owners	16	—	(908)	(892)	—	(290)	(1,182)
Balance at 31 December 2017	24,831	13,815	4,905	43,551	5,355	237	49,143

CONSOLIDATED CASH FLOW STATEMENT

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2018	2017	2017
	£m	£m	£m

Profit before tax	3,117	2,894	2,731
Adjustments for:
Change in operating assets	(19,056)	(14,961)	(531)
Change in operating liabilities	19,461	(769)	(3,513)
Non-cash and other items	1,204	8,520	3,462
Tax paid	(527)	(367)	(661)
Net cash provided by (used in) operating activities	4,199	(4,683)	1,488
Cash flows from investing activities
Purchase of financial assets	(6,050)	(1,847)	(6,015)
Proceeds from sale and maturity of financial assets	14,856	5,276	13,399
Purchase of fixed assets	(1,807)	(1,960)	(1,695)
Proceeds from sale of fixed assets	643	763	681
Acquisition of businesses, net of cash acquired	(37)	(1,909)	(14)
Disposal of businesses, net of cash disposed	1	26	103
Net cash provided by investing activities	7,606	349	6,459
Cash flows from financing activities
Dividends paid to ordinary shareholders	(1,475)	(1,568)	(716)
Distributions on other equity instruments	(205)	(209)	(206)
Dividends paid to non-controlling interests	(26)	—	(51)
Interest paid on subordinated liabilities	(780)	(780)	(495)
Proceeds from issue of subordinated liabilities	1,729	—	—
Proceeds from issue of ordinary shares	85	—	14
Share buy back	(470)	—	—
Repayment of subordinated liabilities	(1,612)	(636)	(372)
Changes in non-controlling interests	—	(3)	3
Net cash used in financing activities	(2,754)	(3,196)	(1,823)
Effects of exchange rate changes on cash and cash equivalents	1	—	—
Change in cash and cash equivalents	9,052	(7,530)	6,124
Cash and cash equivalents at beginning of period	58,708	62,388	54,858
Cash and cash equivalents at end of period	67,760	54,858	60,982
Adjustment for IFRS 9			(2,274)
Cash and cash equivalents at 1 January 2018			58,708

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 30 June 2018 is £89 million (30 June 2017: £2,579 million; 31 December 2017: £2,322 million; 1 January 2018: £48 million) held within the Group’s life funds, which is not immediately available for use in the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.                            Accounting policies, presentation and estimates

These condensed consolidated interim financial statements as at and for the period to 30 June 2018 have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority (FCA) and with International Accounting Standard 34 (IAS 34), Interim Financial Reporting and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended 31 December 2017 which were prepared in accordance with International Financial Reporting Standards (IFRS). The 2017 Form 20-F is are available on the Group’s website.

The UK Finance Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these condensed consolidated half-year financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these condensed consolidated half-year financial statements is consistent with that used in the Group’s 2017 Form 20-F.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the condensed consolidated interim financial statements. In reaching this assessment, the directors have considered projections for the Group’s capital and funding position and have had regard to the factors set out in Risk management: Principal risks and uncertainties on page 15.

Except as noted below, the accounting policies are consistent with those applied by the Group in its 2017 Annual Report on Form 20-F.

Changes in accounting policy

The Group has adopted IFRS 9 and IFRS 15 with effect from 1 January 2018.

(i) IFRS 9 Financial Instruments

IFRS 9 replaces IAS 39 and addresses classification, measurement and derecognition of financial assets and liabilities, the impairment of financial assets measured at amortised cost or fair value through other comprehensive income and general hedge accounting.

Impairment: IFRS 9 replaces the IAS 39 ‘incurred loss’ impairment approach with an ‘expected credit loss’ approach. The revised approach applies to financial assets including finance lease receivables, recorded at amortised cost or fair value through other comprehensive income; loan commitments and financial guarantees that are not measured at fair value through profit or loss are also in scope. The expected credit loss approach requires an allowance to be established upon initial recognition of an asset reflecting the level of losses anticipated after having regard to, amongst other things, expected future economic conditions. Subsequently the amount of the allowance is affected by changes in the expectations of loss driven by changes in associated credit risk.

Classification and measurement: IFRS 9 requires financial assets to be classified into one of the following measurement categories: fair value through profit or loss, fair value through other comprehensive income and amortised cost. Classification is made on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments. The requirements for derecognition are broadly unchanged from IAS 39. The standard also retains most of the IAS 39 requirements for financial liabilities except for those designated at fair value through profit or loss whereby that part of the fair value change attributable to the entity’s own credit risk is recorded in other comprehensive income. The Group early adopted this requirement with effect from 1 January 2017.

General hedge accounting: The new hedge accounting model aims to provide a better link between risk management strategy, the rationale for hedging and the impact of hedging on the financial statements. The standard does not explicitly address macro hedge accounting solutions, which are being considered in a separate IASB project — Accounting for Dynamic Risk Management. Until this project is finalised, the IASB has provided an accounting policy choice to retain IAS 39 hedge accounting in its entirety or choose to apply the IFRS 9 hedge accounting requirements. The Group has elected to continue applying hedge accounting as set out in IAS 39.

(ii) IFRS 15 Revenue from Contracts with Customers

IFRS 15 has replaced IAS 18 Revenue and IAS 11 Construction Contracts. The core principle of IFRS 15 is that revenue reflects the transfer of goods or services to customers in an amount that reflects the consideration to which an entity expects to be entitled. The recognition of such revenue is in accordance with five steps to: identify the contract; identify the performance obligations; determine the transaction price; allocate the transaction price to the performance obligations; and recognise revenue when the performance obligations are satisfied.

Details of the impact of adoption of IFRS 9 and IFRS 15 are provided in note 21.

The following policies will substantially replace the relevant sections of the existing policies (D), (E) and (H) in the 2018 Form 20-F as they relate to revenue recognition, classification and measurement and impairment. Policies that are substantially unchanged such as accounting for borrowings, sales and repurchase agreements, recognition and derecognition and hedge accounting are not repeated.

(D) Revenue recognition

Interest income and expense are recognised in the income statement for all interest-bearing financial instruments using the effective interest method, except for those classified at fair value through profit or loss. The effective interest method is a method of calculating the amortised cost of a financial asset or liability and of allocating the interest income or interest expense over the expected life of the financial instrument. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument to the gross carrying amount of the financial asset (before adjusting for expected credit losses) or to the amortised cost of the financial liability, including early redemption fees, and related penalties, and premiums and discounts that are an integral part of the overall return. Direct incremental transaction costs related to the acquisition, issue or disposal of a financial instrument are also taken into account. Interest income from non-credit impaired financial assets is recognised by applying the effective interest rate to the gross carrying amount of the asset; for credit impaired financial assets, the effective interest rate is applied to the net carrying amount after deducting the allowance for expected credit losses. Impairment policies are set out in (H) below.

Fees and commissions receivable which are not an integral part of the effective interest rate are recognised as income as the services are provided. Current account and card fees are accrued evenly over the course of the year. Loan commitment fees for loans that are likely to be drawn down are deferred (together with related direct costs) and recognised as an adjustment to the effective interest rate on the loan once drawn. Where it is unlikely that loan commitments will be drawn, loan commitment fees are recognised over the life of the facility. Incremental costs incurred to generate fee and commission income are charged to fees and commissions expense as they are incurred.

Dividend income is recognised when the right to receive payment is established.

(E) Financial assets and liabilities

On initial recognition, financial assets are classified as measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss, depending on the Group’s business model for managing the financial assets and whether the cash flows represent solely payments of principal and interest. The Group assesses its business models at a portfolio level based on its objectives for the relevant portfolio, how the performance of the portfolio is managed and reported, and the frequency of asset sales. Financial assets with embedded derivatives are considered in their entirety when considering their cash flow characteristics. The Group reclassifies financial assets when and only when its business model for managing those assets changes.

Equity investments are measured at fair value through profit or loss unless the Group elects at initial recognition to account for the instruments at fair value through other comprehensive income. For these investments, dividends are recognised in profit or loss but fair value gains and losses are not subsequently reclassified to profit or loss following derecognition of the investment.

(1) Financial assets measured at amortised cost

Financial assets that are held to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A basic lending arrangement results in contractual cash flows that are solely payments of principal and interest on the principal amount outstanding. Where the contractual cash flows introduce exposure to risks or volatility unrelated to a basic lending arrangement such as changes in equity prices or commodity prices, the payments do not comprise solely principal and interest. Financial assets measured at amortised cost are predominantly loans and advances to customers and banks together with certain debt securities. Loans and advances are initially recognised when cash is advanced to the borrower at fair value inclusive of transaction costs. Interest income is accounted for using the effective interest method (see (D) above).

Financial liabilities are measured at amortised cost, except for trading liabilities and other financial liabilities designated at fair value through profit or loss on initial recognition which are held at fair value.

(2) Financial assets measured at fair value through other comprehensive income

Financial assets that are held to collect contractual cash flows and for subsequent sale, where the assets’ cash flows represent solely payments of principal and interest, are recognised in the balance sheet at their fair value, inclusive of transaction costs. Gains and losses arising from changes in fair value are recognised directly in other comprehensive income, until the financial asset is either sold or matures, at which time the cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement other than in respect of equity shares, for which the cumulative revaluation amount is transferred directly to profit and loss reserves. Interest calculated using the effective interest method and foreign exchange gains and losses on assets denominated in foreign currencies are recognised in the income statement. In addition, the Group recognises a charge for expected credit losses in the income statement (see (H) below). As the asset is measured at fair value, the charge does not adjust the carrying value of the asset, it is reflected in other comprehensive income.

(3) Financial instruments measured at fair value through profit or loss

Financial assets are classified at fair value through profit or loss where they do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income or where they are designated at fair value through profit or loss to reduce an accounting mismatch. Derivatives are carried at fair value.

The assets backing the insurance and investment contracts issued by the Group do not meet the criteria to be measured at amortised cost or fair value through other comprehensive income as they are managed on a fair value basis and accordingly are measured at fair value through profit or loss. Similarly, trading securities, which are debt securities and equity shares acquired principally for the purpose of selling in the short term or which are part of a portfolio which is managed for short-term gains, do not meet these criteria and are also measured at fair value through profit or loss. Financial assets measured at fair value through profit or loss are recognised in the balance sheet at their fair value. Fair value gains and losses together with interest coupons and dividend income are recognised in the income statement within net trading income in the period in which they occur.

Financial liabilities are measured at fair value through profit or loss where they are trading liabilities or where they are designated at fair value through profit or loss in order to reduce an accounting mismatch; where the liabilities are part of a group of liabilities (or assets and liabilities) which is managed, and its performance evaluated, on a fair value basis; or where the liabilities contain one or more embedded derivatives that significantly modify the cash flows arising under the contract and would otherwise need to be separately accounted for. Financial liabilities measured at fair value through profit or loss are recognised in the balance sheet at their fair value. Fair value gains and losses are recognised in the income statement within net trading income in the period in which they occur, except that gains and losses attributable to changes in own credit risk are recognised in other comprehensive income.

The fair values of assets and liabilities traded in active markets are based on current bid and offer prices respectively. If the market is not active the Group establishes a fair value by using valuation techniques. The fair values of derivative financial instruments are adjusted where appropriate to reflect credit risk (via credit valuation adjustments (CVAs), debit valuation adjustments (DVAs) and funding valuation adjustments (FVAs)), market liquidity and other risks.

(H) Impairment of financial assets

The impairment charge in the income statement includes the change in expected credit losses and certain fraud costs. Expected credit losses are recognised for loans and advances to customers and banks, other financial assets held at amortised cost, financial assets measured at fair value through other comprehensive income, and certain loan commitments and financial guarantee contracts.

Expected credit losses are calculated by using an appropriate probability of default, adjusted to take into account a range of possible future economic scenarios, and applying this to the estimated exposure of the Group at the point of default after taking into account the value of any collateral held or other mitigants of loss and including the impact of discounting using the effective interest rate.

At initial recognition, allowance (or provision in the case of some loan commitments and financial guarantees) is made for expected credit losses resulting from default events that are possible within the next 12 months (12-month expected credit losses). In the event of a significant increase in credit risk, allowance (or provision) is made for expected credit losses resulting from all possible default events over the expected life of the financial instrument (lifetime expected credit losses). Financial assets where 12-month expected credit losses are recognised are considered to be Stage 1; financial assets which are considered to have experienced a significant increase in credit risk are in Stage 2; and financial assets which have defaulted or are otherwise considered to be credit impaired are allocated to Stage 3.

An assessment of whether credit risk has increased significantly since initial recognition considers the change in the risk of default occurring over the remaining expected life of the financial instrument.  The assessment is unbiased, probability-weighted and uses forward-looking information consistent with that used in the measurement of expected credit losses. In determining whether there has been a significant increase in credit risk, the Group uses a quantitative test based on relative and absolute PD movements linked to internal credit ratings together with qualitative indicators such as watchlists and other indicators of historic delinquency. However, unless identified at an earlier stage, the credit risk of financial assets is deemed to have increased significantly when more than 30 days past due. Where the credit risk subsequently improves such that it no longer represents a significant increase in credit risk since origination, the asset is transferred back to Stage 1.

Assets are transferred to Stage 3 when they have defaulted or are otherwise considered to be credit impaired. IFRS 9 contains a rebuttable presumption that default occurs no later than when a payment is 90 days past due. The Group uses this 90 day backstop for all its products except for UK mortgages. For UK mortgages, the Group has assumed a backstop of 180 days past due as mortgage exposures more than 90 days past due, but less than 180 days, typically show high cure rates and this aligns to the Group’s risk management practices.

In certain circumstances, the Group will renegotiate the original terms of a customer’s loan, either as part of an ongoing customer relationship or in response to adverse changes in the circumstances of the borrower. In the latter circumstances, the loan will remain classified as either Stage 2 or Stage 3 until there is sufficient evidence to demonstrate a significant reduction in the risk of non-payment of future cash flows. Renegotiation may also lead to the loan and associated allowance being derecognised and a new loan being recognised initially at fair value.

A loan or advance is normally written off, either partially or in full, against the related allowance when the proceeds from realising any available security have been received or there is no realistic prospect of recovery and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of impairment losses recorded in the income statement. For both secured and unsecured retail balances, the write-off takes place only once an extensive set of collections processes has been completed, or the status of the account reaches a point where policy dictates that continuing concessions are no longer appropriate. For commercial lending, a write-off occurs if the loan facility with the customer is restructured, the asset is under administration and the only monies that can be received are the amounts estimated by the administrator, the underlying assets are disposed and a decision is made that no further settlement monies will be received, or external evidence (for example, third party valuations) is available that there has been an irreversible decline in expected cash flows.

Future accounting developments

Details of those IFRS pronouncements which will be relevant to the Group but which will not be effective at 31 December 2018 and which have not been applied in preparing these financial statements are set out in note 22.

Related party transactions

The Group has had no material or unusual related party transactions during the six months to 30 June 2018. Related party transactions for the six months to 30  June 2018 are similar in nature to those for the year ended 31 December 2017. Full details of the Group’s related party transactions for the year to 31 December 2017 can be found in the Group’s 2017 Form 20-F.

Critical accounting estimates and judgements

The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Other than in relation to the implementation of IFRS 9, there have been no significant changes in the basis upon which estimates have been determined, compared to that applied at 31 December 2017.

The calculation of the Group’s expected credit loss (ECL) allowances and provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. The most significant are set out below.

Definition of default

The probability of default (PD) of an exposure, both over a 12 month period and over its lifetime, is a key input to the measurement of the ECL allowance. Default has occurred when there is evidence that the customer is experiencing significant financial difficulty which is likely to affect the ability to repay amounts due.

The definition of default adopted by the Group is described in (H) Impairment of financial assets above. This definition is aligned to the regulatory definition of default used by the Group for capital and regulatory reporting except that the Group has made the decision to treat forborne non-performing past term interest only mortgages as credit impaired.

As noted in (H) Impairment of financial assets, the Group has rebutted the presumption in IFRS 9 that default occurs no later than when a payment is 90 days past due. The impact on the Group’s ECL allowance of assuming a backstop of 180 days past due for UK mortgages is not material.

Lifetime of an exposure

To derive the PDs necessary to calculate the ECL allowance it is necessary to estimate the expected life of each financial instrument. A range of approaches has been adopted across different product groupings including the full contractual life and taking into account behavioural factors such as early repayments and refinancing. For Retail assets, the Group has defined the lifetime for each product by analysing the time taken for all losses to be observed and for a material proportion of the assets to fully resolve through either closure or write-off. For revolving products, the Group has considered the losses beyond the contractual term over which the Group is exposed to credit risk. For Commercial overdraft facilities, the average behavioural life has been used. Changes to the assumed expected lives of the Commercial assets could have a material effect on the ECL allowance recognised by the Group.

Significant increase in credit risk (SICR)

Performing assets are classified as either Stage 1 or Stage 2. An ECL allowance equivalent to 12 months expected losses is established against assets in Stage 1; assets classified as Stage 2 carry an ECL allowance equivalent to lifetime expected losses. Assets are transferred from Stage 1 to Stage 2 when there has been an SICR since initial recognition. As described in (H) Impairment of financial assets above, the Group uses a quantitative test together with qualitative indicators and a backstop of 30 days past due for determining whether there has been a SICR. The setting of precise trigger points combined with risk indicators requires judgement. The use of different trigger points may have a material impact upon the size of the ECL allowance.

For Retail, a deterioration of four grades for credit cards, personal loans or overdrafts, or three grades for personal mortgages, or two grades for asset finance accounts, would trigger a transfer to Stage 2. For Commercial a doubling of PD with a minimum increase in PD of 1 per cent and a resulting change in the underlying grade would trigger a transfer.

Forward looking information

The measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes.

In order to do this the Group uses a model to project a number of key variables to generate in excess of 2,000 possible future economic scenarios. These are ranked according to severity of loss and four scenarios are selected to represent the full loss distribution; a central scenario which reflects the assumptions used for medium-term planning purposes, an upside and a downside scenario and a severe downside scenario. Each scenario receives a 30 per cent weighting except for the severe downside scenario which is weighted at 10 per cent. These scenarios are used to produce a weighted average PD for each product grouping which is used to determine stage allocation and calculate the related ECL allowance.

The choice of alternative scenarios and probability weighting is a combination of quantitative analysis and judgemental assessments, designed to ensure that the full range of possible outcomes and material non-linearity are captured. The key UK economic assumptions made by the Group as at 30 June 2018 are shown below:

				Severe
	Base Case	Upside	Downside	Downside
	%	%	%	%
Interest rate	1.43	2.29	0.90	0.65
Unemployment rate	4.8	4.0	5.7	7.1
House price growth	2.7	6.5	(2.9)	(5.6)
CRE price growth	0.5	9.0	(5.3)	(8.1)

2.                           Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas. The Group Executive Committee (GEC) remains the chief operating decision maker for the Group.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of asset sales, volatile items, the insurance grossing adjustment, liability management, restructuring, payment protection insurance provisions, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.

Charges in relation to other conduct provisions (now referred to as remediation) are now included in underlying profit. In addition, results in relation to certain assets which are outside the Group’s risk appetite, previously reported as part of Run-off within Other, have been transferred into Retail and into Commercial. Comparatives have been restated accordingly.

The Group’s activities are organised into three financial reporting segments: Retail; Commercial Banking; and Insurance and Wealth. There has been no change to the descriptions of these segments as provided in note 4 to the Group’s financial statements for the year ended 31 December 2017, neither has there been any change to the Group’s segmental accounting for internal segment services or derivatives entered into by units for risk management purposes since 31 December 2017.

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
Half-year to 30 June 2018	income	claims	claims	before tax	revenue	revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,514	1,089	5,603	2,164	6,436	(833)
Commercial Banking	1,497	840	2,337	1,166	1,821	516
Insurance and Wealth	60	979	1,039	480	1,202	(163)
Other	273	216	489	424	9	480
Group	6,344	3,124	9,468	4,234	9,468	—
Reconciling items:
Insurance grossing adjustment	(244)	321	77	—
Market volatility and asset sales	54	128	182	34
Amortisation of purchased intangibles	—	—	—	(53)
Restructuring costs	—	—	—	(377)
Fair value unwind and other items	(147)	(9)	(156)	(171)
Payment protection insurance provision	—	—	—	(550)
Group — statutory	6,007	3,564	9,571	3,117

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
Half-year to 30 June 2017(1)	income	claims	claims	before tax	revenue	revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,182	1,148	5,330	1,902	6,204	(874)
Commercial Banking	1,488	994	2,482	1,228	1,605	877
Insurance and Wealth	72	939	1,011	429	1,090	(79)
Other	183	267	450	393	374	76
Group	5,925	3,348	9,273	3,952	9,273	—
Reconciling items:
Insurance grossing adjustment	(608)	660	52	—
Market volatility and asset sales	20	96	116	136
Amortisation of purchased intangibles	—	—	—	(38)
Restructuring costs	—	—	—	(321)
Fair value unwind and other items	(135)	(7)	(142)	(135)
Payment protection insurance provision	—	—	—	(700)
Group — statutory	5,202	4,097	9,299	2,894

(1)  Restated, see page 52

		Other	Total
		income,	income,
	Net	net of	net of	Profit		Inter-
	interest	insurance	insurance	(loss)	External	segment
Half-year to 31 December 2017(1)	income	claims	claims	before tax	revenue	revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	4,524	1,073	5,597	1,868	6,478	(881)
Commercial Banking	1,542	804	2,346	1,003	1,571	775
Insurance and Wealth	61	907	968	470	793	175
Other	268	73	341	335	410	(69)
Group	6,395	2,857	9,252	3,676	9,252	—
Reconciling items:
Insurance grossing adjustment	(572)	696	124	—
Market volatility and asset sales	36	107	143	143
Amortisation of purchased intangibles	—	—	—	(53)
Restructuring costs	—	—	—	(300)
Fair value unwind and other items	(149)	(10)	(159)	(135)
Payment protection insurance provision	—	—	—	(600)
Group — statutory	5,710	3,650	9,360	2,731

(1)  Restated, see page 52

	Segment external		Segment customer		Segment external
	assets		deposits		liabilities
	At 30 June	At 31 Dec	At 30 June	At 31 Dec	At 30 June	At 31 Dec
	2018	2017	2018	2017	2018	2017
	£m	£m	£m	£m	£m	£m

Retail	350,505	350,219	254,608	253,127	262,547	258,612
Commercial Banking	172,322	177,808	148,531	148,313	210,427	224,577
Insurance and Wealth	151,478	151,986	13,599	13,770	157,836	157,824
Other	155,474	132,096	4,871	2,914	150,426	121,953
Total Group	829,779	812,109	421,609	418,124	781,236	762,966

3.                                      Net fee and commission income

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2018	2017	2017
	£m	£m	£m

Fee and commission income:
Current accounts	315	367	345
Credit and debit card fees	487	460	493
Other	570	691	609
Total fee and commission income	1,372	1,518	1,447
Fee and commission expense	(674)	(670)	(712)
Net fee and commission income	698	848	735

Current account and credit and debit card fees principally arise in Retail. Other fees include corporate banking, treasury and other fees arising in Commercial Banking; and private banking, unit trust and asset management fees arising in Insurance and Wealth.

4.                            Operating expenses

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2018	2017	2017
	£m	£m	£m
Administrative expenses
Salaries and social security costs	1,663	1,769	1,744
Pensions and other post-retirement benefit schemes (note 13)	405	302	323
Restructuring and other staff costs	444	291	181
	2,512	2,362	2,248
Premises and equipment	367	399	331
Other expenses:
Communications and data processing	563	415	467
UK bank levy	—	—	231
Other	534	655	695
	1,097	1,070	1,393
	3,976	3,831	3,972
Depreciation and amortisation	1,215	1,131	1,239
Goodwill impairment	—	—	8
Total operating expenses, excluding regulatory provisions	5,191	4,962	5,219
Regulatory provisions (note 16):
Payment protection insurance provision	550	700	600
Other regulatory provisions	257	540	325
	807	1,240	925
Total operating expenses	5,998	6,202	6,144

5.                            Impairment

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2018	2017	2017
	£m	£m	£m

Loans and advances to customers	470	200	497
Debt securities	—	(4)	(2)
Financial assets at amortised cost	470	196	495
Undrawn balances	(15)	1	(10)
Financial assets at fair value through other comprehensive income (2017: available-for-sale financial assets)	1	6	—
Total impairment charged to the income statement	456	203	485

6.                            Taxation

In accordance with IAS 34, the Group’s income tax expense for the half-year to 30 June 2018 is based on the best estimate of the weighted-average annual income tax rate expected for the full financial year. The tax effects of one-off items are not included in the weighted-average annual income tax rate, but are recognised in the relevant period.

An explanation of the relationship between tax expense and accounting profit is set out below:

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2018	2017	2017
	£m	£m	£m

Profit before tax	3,117	2,894	2,731
UK corporation tax thereon at 19 per cent (2017:19.25 per cent)	(592)	(557)	(525)
Impact of surcharge on banking profits	(186)	(231)	(221)
Non-deductible costs: conduct charges	(92)	(170)	(115)
Non-deductible costs: bank levy	—	—	(44)
Other non-deductible costs	(44)	(36)	(23)
Non-taxable income	51	55	17
Tax-exempt gains on disposals	38	69	59
Recognition of losses that arose in prior years	(10)	9	(9)
Remeasurement of deferred tax due to rate changes	10	(35)	26
Differences in overseas tax rates	3	1	(16)
Policyholder tax	(36)	(37)	(29)
Adjustments in respect of prior years	8	26	59
Tax effect of share of results of joint ventures	—	1	(2)
Tax expense	(850)	(905)	(823)

7.                            Earnings per share

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2018	2017	2017
	£m	£m	£m

Profit attributable to ordinary shareholders — basic and diluted	2,025	1,739	1,653
Tax credit on distributions to other equity holders	50	51	51
	2,075	1,790	1,704

	Half-year to		Half-year to		Half-year to
	30 June		30 June		31 Dec
	2018		2017		2017
	£m		£m		£m

Weighted average number of ordinary shares in issue — basic	72,025		71,426		71,989
Adjustment for share options and awards	670		704		662
Weighted average number of ordinary shares in issue — diluted	72,695		72,130		72,651

Basic earnings per share	2.9	p	2.5	p	2.4	p
Diluted earnings per share	2.9	p	2.5	p	2.3	p

8.                            Financial assets at fair value through profit or loss

	At 30 June	At 31 Dec
	2018	2017
	£m	£m

Trading assets	39,747	42,236

Other financial assets at fair value through profit or loss:
Treasury and other bills	57	18
Loans and advances to customers	10,087	—
Loans and advances to banks	2,441	—
Debt securities	33,638	34,540
Equity shares	86,391	86,084
	132,614	120,642
Financial assets at fair value through profit or loss	172,361	162,878

Included in the above is £125,952 million (31 December 2017: £117,323 million) of assets relating to the insurance businesses.

9.                            Derivative financial instruments

	30 June 2018		31 December 2017
	Fair value	Fair value	Fair value	Fair value
	of assets	of liabilities	of assets	of liabilities
	£m	£m	£m	£m
Hedging
Derivatives designated as fair value hedges	966	274	1,164	445
Derivatives designated as cash flow hedges	1,188	1,027	717	1,168
	2,154	1,301	1,881	1,613
Trading
Exchange rate contracts	7,727	5,732	4,760	4,950
Interest rate contracts	16,478	17,254	18,134	17,896
Credit derivatives	11	107	77	423
Equity and other contracts	585	1,167	982	1,242
	24,801	24,260	23,953	24,511
Total recognised derivative assets/liabilities	26,955	25,561	25,834	26,124

10.                               Loans and advances to customers

	At 30 June	At 31 Dec
	2018	2017
	£m	£m

Agriculture, forestry and fishing	7,227	7,461
Energy and water supply	1,717	1,609
Manufacturing	7,821	7,886
Construction	5,059	4,428
Transport, distribution and hotels	13,754	14,074
Postal and telecommunications	2,367	2,148
Property companies	27,084	30,980
Financial, business and other services	62,662	57,006
Personal:
Mortgages	298,890	304,665
Other	28,861	28,757
Lease financing	1,948	2,094
Hire purchase	14,691	13,591
Total loans and advances to customers before allowance for impairment losses	472,081	474,699
Allowance for impairment losses (note 11)	(3,056)	(2,201)
Total loans and advances to customers	469,025	472,498

Loans and advances to customers include advances securitised under the Group’s securitisation and covered bond programmes (see note 12).

11.                     Allowance for impairment losses

	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
In respect of drawn balances

Balance at 31 December 2017				2,227
Adjustment for IFRS 9 (note 22)				1,033
Balance at 1 January 2018	567	1,105	1,588	3,260
Exchange and other adjustments	—	10	28	38
Advances written off	—	—	(795)	(795)
Recoveries of advances written off in previous years	—	—	113	113
Charge to the income statement	(56)	(142)	668	470
	511	973	1,602	3,086
In respect of undrawn balances

Balance at 31 December 2017				30
Adjustment for IFRS 9 (note 22)				243
Balance at 1 January 2018	147	126	—	273
Exchange and other adjustments	(15)	(16)	21	(10)
Charge to the income statement	10	(36)	11	(15)
	142	74	32	248
At 30 June 2018	653	1,047	1,634	3,334

In respect of:
Loans and advances to banks	1	—	—	1
Loans and advances to customers (note 10)	510	965	1,581	3,056
Debt securities	—	—	19	19
Other assets	—	8	2	10
Drawn balances	511	973	1,602	3,086
Provisions in relation to loan commitments and financial guarantees	142	74	32	248
Total allowance for impairment losses	653	1,047	1,634	3,334

12.                     Debt securities in issue

	30 June 2018			31 December 2017
	At fair			At fair
	value			value
	through	At		through	At
	profit or	amortised		profit or	amortised
	loss	cost	Total	loss	cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	7,043	36,153	43,196	7,815	29,418	37,233
Covered bonds	—	26,712	26,712	—	26,132	26,132
Certificates of deposit	—	12,066	12,066	—	9,999	9,999
Securitisation notes	54	4,972	5,026	—	3,660	3,660
Commercial paper	—	10,390	10,390	—	3,241	3,241
	7,097	90,293	97,390	7,815	72,450	80,265

The notes issued by the Group’s securitisation and covered bond programmes are held by external parties and by subsidiaries of the Group.

Securitisation programmes

At 30 June 2018, external parties held £5,026 million (31 December 2017: £3,660 million) and the Group’s subsidiaries held £21,776 million (31 December 2017: £21,536 million) of total securitisation notes in issue of £26,802 million (31 December 2017: £25,196 million). The notes are secured on loans and advances to customers and debt securities held at amortised cost amounting to £32,999 million (31 December 2017: £35,475 million), the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. The structured entities are consolidated fully and all of these loans are retained on the Group’s balance sheet.

Covered bond programmes

At 30 June 2018, external parties held £26,712 million (31 December 2017: £26,132 million) and the Group’s subsidiaries held £700 million (31 December 2017: £700 million) of total covered bonds in issue of £27,412 million (31 December 2017: £26,832 million). The bonds are secured on certain loans and advances to customers amounting to £35,384 million (31 December 2017: £31,989 million) that have been assigned to bankruptcy remote limited liability partnerships. These loans are retained on the Group’s balance sheet.

Cash deposits of £3,763 million (31 December 2017: £3,507 million) which support the debt securities issued by the structured entities, the term advances related to covered bonds and other legal obligations are held by the Group.

13.                     Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 30 June	At 31 Dec
	2018	2017
	£m	£m
Defined benefit pension schemes:
Fair value of scheme assets	43,200	44,893
Present value of funded obligations	(41,739)	(44,384)
Net pension scheme asset	1,461	509
Other post-retirement schemes	(142)	(144)
Net retirement benefit asset	1,319	365

Recognised on the balance sheet as:
Retirement benefit assets	1,584	723
Retirement benefit obligations	(265)	(358)
Net retirement benefit asset	1,319	365

The movement in the Group’s net post-retirement defined benefit scheme asset during the period was as follows:

£m

Asset at 1 January 2018	365
Income statement charge	(271)
Employer contributions	317
Remeasurement	908
Asset at 30 June 2018	1,319

The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

	Half-year to	Half-year to	Half-year to
	30 June	30 June	31 Dec
	2018	2017	2017
	£m	£m	£m

Defined benefit pension schemes	271	181	188
Defined contribution schemes	134	121	135
Total charge to the income statement (note 4)	405	302	323

The principal assumptions used in the valuations of the defined benefit pension schemes were as follows:

	At 30 June	At 31 Dec
	2018	2017
	%	%

Discount rate	2.78	2.59
Rate of inflation:
Retail Prices Index	3.11	3.20
Consumer Price Index	2.06	2.15
Rate of salary increases	0.00	0.00
Weighted-average rate of increase for pensions in payment	2.67	2.73

14.                     Subordinated liabilities

The Group’s subordinated liabilities are comprised as follows:

	At 30 June	At 31 Dec
	2018	2017
	£m	£m

Preference shares	766	813
Preferred securities	3,649	3,690
Undated subordinated liabilities	577	565
Dated subordinated liabilities	12,645	12,854
Total subordinated liabilities	17,637	17,922

The Group has six series of preference shares outstanding in the market, two of which are irredeemable. The Group has no plans to use a capital reduction to cancel the irredeemable preference shares.

15.                     Share capital

Movements in share capital during the period were as follows:

	Number
	of shares	£m
	(million)

Ordinary shares of 10p each
At 1 January 2018	71,973	7,197
Issued in the period(1)	710	71
Share buy backs	(725)	(72)
At period end	71,958	7,196

(1) The ordinary shares issued in the period were in respect of employee share schemes.

16.                     Provisions for liabilities and charges

	Provisions for commitments	Payment Protection Insurance	Other regulatory provisions	Vacant leasehold property	Other	Total
	£m	£m	£m	£m	£m	£m
Balance at 31 December 2017	30	2,778	1,292	56	1,390	5,546
Adjustment for IFRS 9 (note 22)	243					243
Balance at 1 January 2018	273					5,789
Exchange and other adjustments	(10)	100	—	—	41	131
Provisions applied	—	(1,145)	(528)	(9)	(419)	(2,101)
Charge for the period	(15)	550	257	13	18	823
At 30 June 2018	248	2,283	1,021	60	1,030	4,642

Payment protection insurance (excluding MBNA)

The Group increased the provision for PPI costs by a further £550 million in the half year to 30 June 2018, of which £460 million was in the second quarter, bringing the total amount provided to £19,225 million.

The charge in the second quarter is largely driven by a potentially higher total volume of complaints and associated administration costs due to higher reactive complaint volumes received over the past six months and ongoing volatility. The remaining provision is consistent with an average of approximately 13,000 complaints per week through to the industry deadline of the end of August 2019.

At 30 June 2018, a provision of £1,968 million remained unutilised relating to complaints and associated administration costs. Total cash payments were £1,020 million during the six month to 30 June 2018.

Sensitivities

The Group estimates that it has sold approximately 16 million PPI policies since 2000. These include policies that were not mis-sold and those that have been successfully claimed upon. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 53 per cent of the policies sold since 2000.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain including with respect to future volumes. The cost could differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. There is also uncertainty around the impact of regulatory changes, FCA media campaign and Claims Management Company and customer activity, and potential additional remediation arising from the continuous improvement of the Group’s operational practices.

For every additional 1,000 reactive complaints per week above 13,000 on average from July 2018 through to the industry deadline of the end of August 2019, the Group would expect an additional charge of £150 million.

Payment protection insurance (MBNA)

With regard to MBNA, as announced in December 2016, the Group’s exposure is capped at £240 million, already provided for, through an indemnity received from Bank of America. MBNA increased its PPI provision by £100 million in the half year to 30 June 2018, but the Group’s exposure continues to remain capped at £240 million under the arrangement that it has with Bank of America, notwithstanding this increase by MBNA.

Other provisions for legal actions and regulatory matters

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the six months to 30 June 2018 the Group charged a further £257 million in respect of legal actions and other regulatory matters, and the unutilised balance at 30 June 2018 was £1,021 million (31 December 2017: £1,292 million). The most significant items are as follows.

Arrears handling related activities

The Group has provided an additional £46 million (bringing the total provided to date to £688 million), for the costs of identifying and rectifying certain arrears management fees and activities. Following a review of the Group’s arrears handling activities, the Group has put in place a number of actions to improve further its handling of customers in these areas and has made good progress in reimbursing mortgage arrears fees to the 565,000 impacted customers.

Packaged bank accounts

In the half-year to 30 June 2018, the Group provided an additional £25 million in respect of complaints relating to alleged mis-selling of packaged bank accounts raising the total amount provided to £775 million. A number of risks and uncertainties remain in particular with respect to future volumes.

Customer claims in relation to insurance branch business in Germany

The Group continues to receive claims in Germany from customers relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited). The German industry-wide issue regarding notification of contractual ‘cooling off’ periods continued to lead to an increasing number of claims in 2016 and 2017, levelling out in 2018. Up to 31 December 2017 the Group had provided a total of £639 million, with no further amounts provided during the six months to 30 June 2018. The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

HBOS Reading — customer review

The Group is undertaking a review into a number of customer cases from the former HBOS Impaired Assets Office based in Reading. This review follows the conclusion of a criminal trial in which a number of individuals, including two former HBOS employees, were convicted of conspiracy to corrupt, fraudulent trading and associated money laundering offences which occurred prior to the acquisition of HBOS by the Group in 2009. The Group provided £100 million in the year to 31 December 2017 and is in the process of paying compensation to the victims of the fraud for economic losses as well as ex-gratia payments and awards for distress and inconvenience. The review is ongoing and at 30 June 2018, the Group had made offers to 67 customers, which represents more than 90 per cent of the customers in the review and 56 of these customers have accepted the offer.

17.                     Contingent liabilities and commitments

Interchange fees

With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the ongoing investigations and litigation (as described below) which involve card schemes such as Visa and MasterCard. However, the Group is a member of Visa and MasterCard and other card schemes.

•             The European Commission continues to pursue competition investigations against MasterCard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA;

•             Litigation brought by retailers continues in the English Courts against both Visa and MasterCard

•             Any ultimate impact on the Group of the above investigations and litigation against Visa and MasterCard remains uncertain at this time

Visa Inc completed its acquisition of Visa Europe on 21 June 2016. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies the allocation of liabilities between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration which was received by the Group at completion. Visa Inc may also have recourse to a general indemnity, previously in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

LIBOR and other trading rates

In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Group continues to cooperate with various other government and regulatory authorities, including the Swiss Competition Commission, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs’ claims, including those in connection with USD and JPY LIBOR, have been dismissed by the US Federal Court for Southern District of New York (subject to one appeal), and decisions are awaited on the Group’s motions to dismiss the Sterling LIBOR and BBSW claims.

Certain Group companies are also named as defendants in (i) UK based claims; and (ii) in a Dutch class action, each raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

UK shareholder litigation

In August 2014, the Group and a number of former directors were named as defendants in a claim by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. The defendants refute all claims made. A trial commenced in the English High Court on 18 October 2017 and concluded on 5 March 2018 with judgment to follow. It is currently not possible to determine the ultimate impact on the Group (if any).

Tax authorities

The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules which allow the offset of such losses denies the claim. If HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £650 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £350 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Residential mortgage repossessions

In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA is actively engaged with the industry in relation to these considerations and has published Guidance on the treatment of customers with mortgage payment shortfalls. The Guidance covers remediation for mortgage customers who may have been affected by the way firms calculate these customers’ monthly mortgage instalments. The Group is implementing the Guidance and has now contacted most of the affected customers with any remaining customers being contacted during 2018.

Mortgage arrears handling activities

On 26 May 2016, the Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Group’s mortgage arrears handling activities. This investigation is ongoing and it is currently not possible to make a reliable assessment of the liability, if any, that may result from the investigation.

Other legal actions and regulatory matters

In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management’s best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

Contingent liabilities and commitments arising from the banking business

	At 30 June	At 31 Dec
	2018	2017
	£m	£m

Contingent liabilities
Acceptances and endorsements	73	71
Other:
Other items serving as direct credit substitutes	901	740
Performance bonds and other transaction-related contingencies	2,306	2,300
	3,207	3,040
Total contingent liabilities	3,280	3,111

Commitments
Documentary credits and other short-term trade-related transactions	1	—
Forward asset purchases and forward deposits placed	184	384

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	12,814	11,156
Other commitments	85,651	81,883
	98,465	93,039
1 year or over original maturity	36,884	36,386
Total commitments	135,534	129,809

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £64,864 million (31 December 2017: £60,126 million) was irrevocable.

18.                     Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values. Note 48 to the Group’s 2017 financial statements describes the definitions of the three levels in the fair value hierarchy.

Valuation control framework

Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios

Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when consistent sources of data cease to be available.

Valuation methodology

For level 2 and level 3 portfolios, there is no significant change to what was disclosed in the Group’s 2017 Annual Report and Accounts in respect of the valuation methodology (techniques and inputs) applied to such portfolios.

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	30 June 2018		31 December 2017
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	£m	£m	£m	£m
Financial assets
Financial assets at fair value through profit or loss	172,361	172,361	162,878	162,878
Derivative financial instruments	26,955	26,955	25,834	25,834
Loans and advances to banks	6,674	6,694	6,611	6,564
Loans and advances to customers	469,025	468,991	472,498	472,085
Debt securities	4,281	4,273	3,643	3,586
Financial assets at amortised cost	479,980	479,958	482,752	482,235
Financial assets at fair value through other comprehensive income	31,300	31,300
Available-for-sale financial assets			42,098	42,098
Financial liabilities
Deposits from banks	30,934	30,922	29,804	29,798
Customer deposits	421,609	421,834	418,124	418,441
Financial liabilities at fair value through profit or loss	45,777	45,777	50,877	50,877
Derivative financial instruments	25,561	25,561	26,124	26,124
Debt securities in issue	90,293	92,698	72,450	75,756
Liabilities arising from non-participating investment contracts	15,179	15,179	15,447	15,447
Subordinated liabilities	17,637	20,515	17,922	21,398

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following tables provide an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

Financial assets

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 30 June 2018
Financial assets at fair value through profit or loss:
Loans and advances to customers	—	27,452	9,442	36,894
Loans and advances to banks	—	3,751	—	3,751
Debt securities	19,143	24,633	1,492	45,268
Equity shares	84,389	34	1,968	86,391
Treasury and other bills	57	—	—	57
Total financial assets at fair value through profit or loss	103,589	55,870	12,902	172,361
Financial assets at fair value through other comprehensive income:
Debt securities	23,246	7,263	334	30,843
Equity shares	112	4	18	134
Treasury and other bills	323	—	—	323
Total financial assets at fair value through other comprehensive income	23,681	7,267	352	31,300
Derivative financial instruments	216	25,771	968	26,955
Total financial assets carried at fair value	127,486	88,908	14,222	230,616

At 31 December 2017
Financial assets at fair value through profit or loss:
Loans and advances to customers	—	29,976	—	29,976
Loans and advances to banks	—	1,614	—	1,614
Debt securities	20,276	22,596	2,308	45,180
Equity shares	84,694	18	1,378	86,090
Treasury and other bills	18	—	—	18
Total financial assets at fair value through profit or loss	104,988	54,204	3,686	162,878
Available-for-sale financial assets:
Debt securities	34,763	6,046	92	40,901
Equity shares	555	38	604	1,197
Total available-for-sale financial assets	35,318	6,084	696	42,098
Derivative financial instruments	246	24,532	1,056	25,834
Total financial assets carried at fair value	140,552	84,820	5,438	230,810

Financial liabilities

	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

At 30 June 2018
Financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	—	7,097	10	7,107
Trading liabilities	2,582	36,088	—	38,670
Total financial liabilities at fair value through profit or loss	2,582	43,185	10	45,777
Derivative financial instruments	434	24,355	772	25,561
Total financial liabilities carried at fair value	3,016	67,540	782	71,338

At 31 December 2017
Financial liabilities at fair value through profit or loss:
Liabilities held at fair value through profit or loss	3	7,812	—	7,815
Trading liabilities	1,106	41,956	—	43,062
Total financial liabilities at fair value through profit or loss	1,109	49,768	—	50,877
Derivative financial instruments	587	24,733	804	26,124
Total financial liabilities carried at fair value	1,696	74,501	804	77,001

Movements in level 3 portfolio

The tables below analyse movements in the level 3 financial assets portfolio.

		Financial
	Financial	assets at			Total
	assets at	fair value	Available-		financial
	fair value	through other	for-sale		assets
	through profit	comprehensive	financial	Derivative	carried at
	or loss	income	assets	assets	fair value
	£m	£m	£m	£m	£m

Balance at 31 December 2017	3,686		696	1,056	5,438
Adjustment for IFRS 9 (note 22)	9,175	302	(696)		8,781
Balance at 1 January 2018	12,861	302			14,219
Exchange and other adjustments	3	(1)		—	2
Gains recognised in the income statement within other income	111	—		2	113
Gains (losses) recognised in other comprehensive income within the revaluation reserve in respect of financial assets carried at fair value through other comprehensive income	—	1		—	1
Purchases	206	—		—	206
Sales	(491)	(91)		(90)	(672)
Transfers into the level 3 portfolio	532	334		—	866
Transfers out of the level 3 portfolio	(320)	(193)		—	(513)
At 30 June 2018	12,902	352		968	14,222
Gains (losses) recognised in the income statement within other income relating to those assets held at 30 June 2018	160	—		2	162

	Financial			Total
	assets at	Available		financial
	fair value	for-sale		assets
	through profit	financial	Derivative	carried at
	or loss	assets	assets	fair value
	£m	£m	£m	£m

At 1 January 2017	3,806	894	1,399	6,099
Exchange and other adjustments	(4)	(15)	18	(1)
Gains recognised in the income statement within other income	11	—	(226)	(215)
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	—	(199)	—	(199)
Purchases	303	24	5	332
Sales	(331)	(23)	(40)	(394)
Transfers into the level 3 portfolio	56	—	—	56
Transfers out of the level 3 portfolio	(123)	(21)	(44)	(188)
At 30 June 2017	3,718	660	1,112	5,490
Gains (losses) recognised in the income statement within other income relating to those assets held at 30 June 2017	234	—	(227)	7

The tables below analyse movements in the level 3 financial liabilities portfolio.

	Financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2018	—	804	804
Exchange and other adjustments	—	—	—
Gains recognised in the income statement within other income	—	(30)	(30)
Additions	—	—	—
Redemptions	—	(2)	(2)
Transfers into the level 3 portfolio	10	—	10
Transfers out of the level 3 portfolio	—	—	—
At 30 June 2018	10	772	782
Gains recognised in the income statement within other income relating to those liabilities held at 30 June 2018	—	(30)	(30)

	Financial		Total
	liabilities at		financial
	fair value		liabilities
	through	Derivative	carried at
	profit or loss	liabilities	fair value
	£m	£m	£m

At 1 January 2017	2	960	962
Exchange and other adjustments	—	14	14
Gains recognised in the income statement within other income	(2)	(207)	(209)
Additions	—	19	19
Redemptions	—	(26)	(26)
At 30 June 2017	—	760	760
Gains recognised in the income statement within other income relating to those liabilities held at 30 June 2017	—	(209)	(209)

The tables below set out the effects of reasonably possible alternative assumptions for categories of level 3 financial assets and financial liabilities which have an aggregated carrying value greater than £500 million.

				At 30 June 2018
					Effect of reasonably
					possible alternative
					assumptions(1)
		Significant
	Valuation	unobservable		Carrying	Favourable	Unfavourable
	technique(s)	inputs	Range(2)	value	changes	changes
			£m	£m	£m
Financial assets at fair value through profit or loss
Loans and advances to customers	Discounted cash flows	Gross interest rates, inferred spreads (bps)	98 bps/ 208 bps	9,442	418	(264)

Equity and venture capital investments	Market approach	Earnings multiple	1.4/14.1	1,921	65	(65)
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)(3)	n/a		485	43	(48)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)(3)	n/a		801	1	(68)
Other				253
				12,902
Financial assets at fair value through other comprehensive income				352	16	(19)
Derivative financial assets
Interest rate derivatives	Option pricing model	Interest rate volatility	10%/89%	968	1	(4)
				968
Financial assets carried at fair value				14,222
Financial liabilities at fair value through profit or loss				10	—	—
Derivative financial liabilities
Interest rate derivatives	Option pricing model	Interest rate volatility	10%/89%	772	—	—
				772
Financial liabilities carried at fair value				782

(1)   Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

(2)   The range represents the highest and lowest inputs used in the level 3 valuations.

(3)   Underlying asset/net asset values represent fair value.

				At 31 December 2017
					Effect of reasonably
					possible alternative
					assumptions(1)
		Significant
	Valuation	unobservable		Carrying	Favourable	Unfavourable
	technique(s)	inputs	Range(2)	value	changes	changes
			£m	£m	£m
Financial assets at fair value through profit or loss:
Equity and venture capital investments	Market approach	Earnings multiple	0.9/14.4	1,879	65	(65)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)(3)	n/a	n/a	1,746	26	(76)
Other				61	5	(5)
				3,686
Available-for-sale financial assets				696	83	(46)
Derivative financial assets:
Interest rate derivatives	Option pricing model	Interest rate volatility	9%/94%	1,056	11	(3)
				1,056
Financial assets carried at fair value				5,438
Derivative financial liabilities:
Interest rate derivatives	Option pricing model	Interest rate volatility	9%/94%	804	—	—
				804
Financial liabilities carried at fair value				804

(1)   Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.

(2)   The range represents the highest and lowest inputs used in the level 3 valuations.

(3)   Underlying asset/net asset values represent fair value.

Unobservable inputs

Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are unchanged from those described in the Group’s 2017 financial statements.

Reasonably possible alternative assumptions

Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships and are unchanged from those described in the Group’s 2017 financial statements.

19.                     Dividends on ordinary shares

An interim dividend for 2018 of 1.07 pence per ordinary share (half-year to 30 June 2017: 1.0 pence) will be paid on 26 September 2018. The total amount of this dividend is £765 million (half-year to 30 June 2017: £720 million).

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividends are:

Shares quoted ex-dividend	16 August 2018

Record date	17 August 2018

Final date for joining or leaving the dividend reinvestment plan	5 September 2018

Interim dividend paid	26 September 2018

On 29 May 2018, a final dividend in respect of 2017 of 2.05 pence per share, totalling £1,475 million was paid to shareholders.

20.                     Share buy back programme

On 8 March 2018 the Group announced that it was launching a share buy back programme to repurchase up to £1 billion of its outstanding ordinary shares; the programme will end no later than 4 January 2019. The Group has entered into an agreement with UBS AG, London Branch (UBS) to conduct the share buy back programme on its behalf and to make trading decisions under the programme independently of the Group. UBS purchases the Group’s ordinary shares as principal and sells them to the Group in accordance with the terms of their engagement. The Group cancels the shares that it purchases through the programme.

By 30 June 2018, the Group had bought back and cancelled 725 million shares under the programme.

21.                     Implementation of IFRS 9 and IFRS 15

IFRS 9 Financial Instruments

The Group adopted IFRS 9 from 1 January 2018.  In accordance with the transition requirements of IFRS 9, comparative information for 2017 has not been restated and transitional adjustments have been accounted for through retained earnings as at 1 January 2018, the date of initial application; and as a result shareholders’ equity reduced by £1,180 million, driven by the effects of additional impairment provisions following the implementation of the expected credit loss methodology and fair value adjustments following the reclassification of certain financial assets to be measured at fair value rather than amortised cost. It is not practicable to quantify the impact of adoption of IFRS 9 on the results for the current period.

The following table summarises the impact of the transitional adjustment on the Group’s loss allowances at 1 January 2018:

	IAS 39 allowance at 31 December 2017	Transitional adjustment in loss allowance	IFRS 9 loss allowance at 1 January 2018
	£m	£m	£m
Loans and advances to banks	—	1	1
Loans and advances to customers	2,201	1,022	3,223
Debt securities	26	—	26
Other assets	—	10	10
Drawn balances	2,227	1,033	3,260
Provisions for undrawn commitments and financial guarantees	30	243	273
Total loss allowance	2,257	1,276	3,533

There were no impacts on the Group’s loss allowances as a result of changes in the measurement category of financial assets at 1 January 2018.

The following table summarises the adjustments arising on the adoption of IFRS 9 and IFRS 15 (see below) to the Group’s balance sheet as at 1 January 2018.

	As at 31 December 2017	IFRS 9: Classification and measurement	IFRS 9: Impairment	IFRS 15	Adjusted as at 1 January 2018
	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	58,521	—	—	—	58,521
Items in course of collection from banks	755	—	—	—	755
Financial assets at fair value through profit or loss	162,878	13,130	—	—	176,008
Derivative financial instruments	25,834	(360)	—	—	25,474

Loans and advances to banks	6,611	(2,364)	(1)	—	4,246
Loans and advances to customers	472,498	(10,460)	(1,022)	—	461,016
Debt securities	3,643	(329)	—	—	3,314
Financial assets at amortised cost	482,752	(13,153)	(1,023)	—	468,576
Financial assets at fair value through other comprehensive income		42,917	—	—	42,917
Available-for-sale financial assets	42,098	(42,098)	—	—
Goodwill	2,310	—	—	—	2,310
Value of in-force business	4,839	—	—	—	4,839
Other intangible assets	2,835	—	—	—	2,835
Property, plant and equipment	12,727	—	—	—	12,727
Current tax recoverable	16	—	—	—	16
Deferred tax assets	2,284	22	300	3	2,609
Retirement benefit assets	723	—	—	—	723
Other assets	13,537	(655)	(10)	—	12,872
Total assets	812,109	(197)	(733)	3	811,182

	As at 31 December 2017	IFRS 9: Classification and measurement	IFRS 9: Impairment	IFRS 15	Adjusted as at 1 January 2018
	£m	£m	£m	£m	£m
Equity and liabilities
Liabilities
Deposits from banks	29,804	—	—	—	29,804
Customer deposits	418,124	—	—	—	418,124
Items in course of transmission to banks	584	—	—	—	584
Financial liabilities at fair value through profit or loss	50,877	58	—	—	50,935
Derivative financial instruments	26,124	—	—	—	26,124
Notes in circulation	1,313	—	—	—	1,313
Debt securities in issue	72,450	(48)	—	—	72,402
Liabilities arising from insurance contracts and participating investment contracts	103,413	—	—	—	103,413
Liabilities arising from non-participating investment contracts	15,447	—	—	—	15,447
Other liabilities	20,730	—	(3)	14	20,741
Retirement benefit obligations	358	—	—	—	358
Current tax liabilities	274	—	—	—	274
Other provisions	5,546	—	243	—	5,789
Subordinated liabilities	17,922	—	—	—	17,922
Total liabilities	762,966	10	240	14	763,230
Equity
Shareholders’ equity	43,551	(207)	(973)	(11)	42,360
Other equity instruments	5,355	—	—	—	5,355
Non-controlling interests	237	—	—	—	237
Total equity	49,143	(207)	(973)	(11)	47,952
Total equity and liabilities	812,109	(197)	(733)	3	811,182

Reclassifications

Balance sheet line item	IFRS 9 Measurement category	In	Out	IFRS 9 allocation	Net reclassification
		£m	£m		£m
Financial assets
Financial assets at FVTPL	FVTPL	14,447	(1,139)	FVOCI	13,308
Derivative assets	FVTPL (Der)		(360)	FVTPL	(360)
Loans and advances
Banks	AC		(90)	FVOCI	(2,364)
			(2,274)	FVTPL
Customers	AC		(10,474)	FVTPL	(10,474)
Debt securities	AC		(329)	FVOCI	(329)
			(13,167)		(13,167)

Financial assets at FVOCI	FVOCI	42,972	—		42,972

Available-for-sale assets			(684)	FVTPL
			(41,414)	FVOCI
			(42,098)		(42,098)

Other assets	AC		(655)	FVTPL	(655)

Financial liabilities
Financial liabilities at FVTPL	FVTPL	48			48
Debt securities in issue	AC		(48)	FVTPL	(48)

Total		57,467	(57,467)		—

Remeasurements

There has been a pre-tax charge of £229 million (£207 million net of tax) arising from the reclassification of financial assets and liabilities to fair value through profit or loss and fair value through other comprehensive income and consequent remeasurement to fair value.

IFRS 15 Revenue from Contracts with Customers

The Group has adopted IFRS 15 from 1 January 2018 and in nearly all cases the Group’s existing accounting policy was consistent with the requirements of IFRS 15; however, certain income streams within the Group’s car leasing business are now deferred, resulting in an additional £14 million being recognised as deferred income at 1 January 2018 with a corresponding debit of £11 million, net of tax, to shareholders’ equity. As permitted by the transition options under IFRS 15, comparative figures for the prior year have not been restated. The impact of adoption of IFRS 15 on the current period is not material.

22.                     Future accounting developments

The following pronouncements are not applicable for the year ending 31 December 2018 and have not been applied in preparing these interim financial statements. Save as disclosed below, the impact of these accounting changes is still being assessed by the Group and reliable estimates cannot be made at this stage.

IFRS 16 Leases

IFRS 16 replaces IAS 17 Leases and is effective for annual periods beginning on or after 1 January 2019.

IFRS 16 requires lessees to recognise a right of use asset and a liability for future payments arising from a lease contract. Lessees will recognise a finance charge on the liability and a depreciation charge on the asset which could affect the timing of the recognition of expenses on leased assets. This change will mainly impact the properties that the Group currently accounts for as operating leases. Finance systems will need to be changed to reflect the new accounting rules and disclosures. Lessor accounting requirements remain aligned to the current approach under IAS 17.

IFRS 17 Insurance Contracts

IFRS 17 replaces IFRS 4 Insurance Contracts and is effective for annual periods beginning on or after 1 January 2021.

IFRS 17 requires insurance contracts and participating investment contracts to be measured on the balance sheet as the total of the fulfilment cash flows and the contractual service margin. Changes to estimates of future cash flows from one reporting date to another are recognised either as an amount in profit or loss or as an adjustment to the expected profit for providing insurance coverage, depending on the type of change and the reason for it. The effects of some changes in discount rates can either be recognised in profit or loss or in other comprehensive income as an accounting policy choice. The risk adjustment is released to profit and loss as an insurer’s risk reduces. Profits which are currently recognised through a Value in Force asset, will no longer be recognised at inception of an insurance contract. Instead, the expected profit for providing insurance coverage is recognised in profit or loss over time as the insurance coverage is provided.

Minor amendments to other accounting standards

The IASB has issued a number of minor amendments to IFRSs effective 1 January 2019 (including IFRIC 23 Uncertainty over Income Tax Treatments). These revised requirements are not expected to have a significant impact on the Group.

23.                     Condensed consolidating financial information

Lloyds Bank plc (Lloyds Bank) is a wholly owned subsidiary of the Company and intends to offer and sell certain securities in the US from time to time utilising a registration statement on Form F-3 filed with the SEC by the Company.  This will be accompanied by a full and unconditional guarantee by the Company.

Lloyds Bank intends to utilise an exception provided in Rule 3-10 of Regulation S-X which allows it to not file its financial statements with the SEC.  In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

•             The Company on a stand-alone basis as guarantor;

•             Lloyds Bank on a stand-alone basis as issuer;

•             Non-guarantor subsidiaries of the Company and non-guarantor subsidiaries of Lloyds Bank on a combined basis (Subsidiaries);

•             Consolidation adjustments; and

•             Lloyds Banking Group’s consolidated amounts (the Group).

Under IAS 27, the Company and Lloyds Bank account for investments in their subsidiary undertakings at cost less impairment.  Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would increase/(decrease) the result for the period of the Company and Lloyds Bank in the information below by £(786) million and £(254) million, respectively, for the half-year to 30 June 2018; £357 million and £(658) million for the half-year to 30 June 2017; and £1,051 million and £(482) million for the half-year to 31 December 2017. The net assets of the Company and Lloyds Bank in the information below would also be increased (decreased) by £4,069 million and £(10,821) million, respectively, at 30 June 2018; and £5,682 million and £(9,962) million at 31 December 2017.

Income statements

For the half-year ended 30 June 2018	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	(77)	3,098	3,261	(275)	6,007
Other income	3,168	4,209	7,156	(6,260)	8,273
Total income	3,091	7,307	10,417	(6,535)	14,280
Insurance claims	—	—	(4,709)	—	(4,709)
Total income, net of insurance claims	3,091	7,307	5,708	(6,535)	9,571
Operating expenses	(8)	(3,564)	(3,548)	1,122	(5,998)
Trading surplus	3,083	3,743	2,160	(5,413)	3,573
Impairment	(2)	(259)	(220)	25	(456)
Profit (loss) before tax	3,081	3,484	1,940	(5,388)	3,117
Taxation	(65)	(289)	(421)	(75)	(850)
Profit (loss) for the period	3,016	3,195	1,519	(5,463)	2,267

For the half-year ended 30 June 2017	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	(58)	2,822	2,510	(72)	5,202
Other income	1,671	4,159	11,660	(5,417)	12,073
Total income	1,613	6,981	14,170	(5,489)	17,275
Insurance claims	—	—	(7,976)	—	(7,976)
Total income, net of insurance claims	1,613	6,981	6,194	(5,489)	9,299
Operating expenses	(14)	(3,930)	(3,160)	902	(6,202)
Trading surplus	1,599	3,051	3,034	(4,587)	3,097
Impairment	—	(142)	(62)	1	(203)
Profit (loss) before tax	1,599	2,909	2,972	(4,586)	2,894
Taxation	(8)	(250)	(683)	36	(905)
Profit (loss) for the period	1,591	2,659	2,289	(4,550)	1,989

For the half-year ended 31 December 2017	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net interest (expense) income	(63)	3,007	2,850	(84)	5,710
Other income	1,121	3,483	10,893	(4,245)	11,252
Total income	1,058	6,490	13,743	(4,329)	16,962
Insurance claims	—	—	(7,602)	—	(7,602)
Total income, net of insurance claims	1,058	6,490	6,141	(4,329)	9,360
Operating expenses	(241)	(3,271)	(3,779)	1,147	(6,144)
Trading surplus	817	3,219	2,362	(3,182)	3,216
Impairment	—	(320)	(219)	54	(485)
Profit (loss) before tax	817	2,899	2,143	(3,128)	2,731
Taxation	(9)	(279)	(470)	(65)	(823)
Profit (loss) for the period	808	2,620	1,673	(3,193)	1,908

Consolidated statements of comprehensive income

				Consolidation
Half-year ended 30 June 2018	Company	Lloyds Bank	Subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m

Profit (loss) for the period	3,016	3,195	1,519	(5,463)	2,267
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements
Remeasurements before tax	—	411	497	—	908
Tax	—	(111)	(95)	—	(206)
	—	300	402	—	702
Movements in revaluation reserve in respect of equity shares held at fair value through comprehensive income:
Change in fair value	—	(100)	7	(4)	(97)
Tax	—	22	—	—	22
	—	(78)	7	(4)	(75)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	—	167	—	—	167
Tax	—	(45)	—	—	(45)
	—	122	—	—	122
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	—	103	(38)	44	109
Income statement transfers in respect of disposals	—	(212)	9	—	(203)
Income statement transfers in respect of impairment	—	1	—	—	1
Tax	—	45	1	—	46
	—	(63)	(28)	44	(47)
Movements in cash flow hedging reserve:
Effective net portion of changes in fair value	—	5	(89)	(139)	(223)
Net income statement transfers	—	(298)	(11)	(114)	(423)
Tax	—	79	27	76	182
	—	(214)	(73)	(177)	(464)
Currency translation differences (tax: nil)	—	2	3	—	5
Other comprehensive income for the period, net of tax	—	69	311	(137)	243
Total comprehensive income for the period	3,016	3,264	1,830	(5,600)	2,510

				Consolidation
Half-year ended 30 June 2018	Company	Lloyds Bank	Subsidiaries	adjustments	Group
	£m	£m	£m	£m	£m

Total comprehensive income attributable to ordinary shareholders	2,811	3,129	1,737	(5,409)	2,268
Total comprehensive income attributable to other equity holders	205	135	56	(191)	205
Total comprehensive income attributable to equity holders	3,016	3,264	1,793	(5,600)	2,473
Total comprehensive income attributable to non-controlling interests	—	—	37	—	37
Total comprehensive income for the period	3,016	3,264	1,830	(5,600)	2,510

Half-year ended 30 June 2017	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Profit (loss) for the period	1,591	2,659	2,289	(4,550)	1,989
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	—	(99)	(25)	—	(124)
Tax	—	27	5	—	32
	—	(72)	(20)	—	(92)
Gains and losses attributable to own credit risk
Gains and (losses) before tax	—	(44)	—	—	(44)
Tax	—	12	—	—	12
	—	(32)	—	—	(32)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	—	426	23	6	455
Income statement transfers in respect of disposals	—	(202)	(113)	—	(315)
Income statement transfers in respect of impairment	—	—	9	(3)	6
Tax	—	(59)	11	—	(48)
	—	165	(70)	3	98
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	—	(65)	(56)	(146)	(267)
Net income statement transfers	—	(196)	16	(137)	(317)
Tax	—	68	10	73	151
	—	(193)	(30)	(210)	(433)
Currency translation differences (tax: nil)	—	(4)	10	(13)	(7)
Other comprehensive income for the period, net of tax	—	(136)	(110)	(220)	(466)
Total comprehensive income for the period	1,591	2,523	2,179	(4,770)	1,523

Total comprehensive income attributable to ordinary shareholders	1,382	2,386	2,077	(4,572)	1,273
Total comprehensive income attributable to other equity holders	209	137	10	(147)	209
Total comprehensive income attributable to equity holders	1,591	2,523	2,087	(4,719)	1,482
Total comprehensive income attributable to non-controlling interests	—	—	92	(51)	41
Total comprehensive income for the period	1,591	2,523	2,179	(4,770)	1,523

Half-year ended 31 December 2017	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Profit (loss) for the period	808	2,620	1,673	(3,193)	1,908
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements
Remeasurements before tax	—	541	211	—	752
Tax	—	(137)	(41)	—	(178)
	—	404	170	—	574
Gains and losses attributable to own credit risk
Gains (losses) before tax	—	(11)	—	—	(11)
Tax	—	3	—	—	3
	—	(8)	—	—	(8)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	—	(195)	15	28	(152)
Income statement transfers in respect of disposals	—	(131)	(18)	18	(131)
Tax	—	105	6	—	111
	—	(221)	3	46	(172)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	—	80	(80)	(96)	(96)
Net income statement transfers	—	(240)	30	(124)	(334)
Tax	—	62	13	57	132
	—	(98)	(37)	(163)	(298)
Currency translation differences (tax: nil)	—	(1)	(37)	13	(25)
Other comprehensive income for the period, net of tax	—	76	99	(104)	71
Total comprehensive income for the period	808	2,696	1,772	(3,297)	1,979

Total comprehensive income attributable to ordinary shareholders	602	2,560	1,663	(3,101)	1,724
Total comprehensive income attributable to other equity holders	206	136	111	(247)	206
Total comprehensive income attributable to equity holders	808	2,696	1,774	(3,348)	1,930
Total comprehensive income attributable to non-controlling interests	—	—	(2)	51	49
Total comprehensive income for the period	808	2,696	1,772	(3,297)	1,979

Balance sheets

At 30 June 2018	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	—	59,697	8,251	—	67,948
Items in course of collection from banks	—	483	219	—	702
Financial assets at fair value through profit or loss	2	34,325	139,215	(1,181)	172,361
Derivative financial instruments	289	25,576	32,550	(31,460)	26,955

Loans and advances to banks	—	3,716	2,933	25	6,674
Loans and advances to customers	—	169,501	299,326	198	469,025
Debt securities	—	4,127	147	7	4,281
Due from fellow Lloyds Banking Group undertakings	20,190	170,872	103,108	(294,170)	—
Financial assets at amortised cost:	20,190	348,216	405,514	(293,940)	479,980

Financial assets at fair value through other comprehensive income	—	32,124	1,261	(2,085)	31,300
Goodwill	—	—	2,331	(21)	2,310
Value of in-force business	—	—	4,798	234	5,032
Other intangible assets	—	1,701	339	1,021	3,061
Property, plant and equipment	—	3,148	9,478	(49)	12,577
Current tax recoverable	48	—	—	(48)	—
Deferred tax assets	11	2,012	1,245	(944)	2,324
Retirement benefit assets	—	1,128	468	(12)	1,584
Investment in subsidiary undertakings, including assets held for sale	47,128	32,816	—	(79,944)	—
Other assets	1,054	4,555	18,437	(401)	23,645
Total assets	68,722	545,781	624,106	(408,830)	829,779

At 30 June 2018	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Equity and liabilities

Liabilities
Deposits from banks	—	6,955	23,981	(2)	30,934
Customer deposits	—	237,411	184,132	66	421,609
Due to fellow Lloyds Banking Group undertakings	131	94,561	171,285	(265,977)	—
Items in course of transmission to banks	—	565	284	—	849
Financial liabilities at fair value through profit or loss	—	39,767	10,660	(4,650)	45,777
Derivative financial instruments	273	22,609	34,139	(31,460)	25,561
Notes in circulation	—	—	1,140	—	1,140
Debt securities in issue	17,210	77,485	18,804	(23,206)	90,293
Liabilities arising from insurance contracts and participating investment contracts	—	—	103,544	(20)	103,524
Liabilities arising from non-participating investment contracts	—	—	15,179	—	15,179
Other liabilities	1,047	3,576	24,516	(5,517)	23,622
Retirement benefit obligations	—	139	127	(1)	265
Current tax liabilities	—	113	119	(28)	204
Deferred tax liabilities	—	—	—	—	—
Other provisions	—	1,984	2,854	(196)	4,642
Subordinated liabilities	5,835	9,242	6,300	(3,740)	17,637
Total liabilities	24,496	494,407	597,064	(334,731)	781,236

Equity
Shareholders’ equity	38,871	48,157	25,707	(69,795)	42,940
Other equity instruments	5,355	3,217	1,087	(4,304)	5,355
Total equity excluding non-controlling interests	44,226	51,374	26,794	(74,099)	48,295
Non-controlling interests	—	—	248	—	248
Total equity	44,226	51,374	27,042	(74,099)	48,543

Total equity and liabilities	68,722	545,781	624,106	(408,830)	829,779

At 31 December 2017	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Assets
Cash and balances at central banks	—	55,835	2,686	—	58,521
Items in course of collection from banks	—	490	265	—	755
Trading and other financial assets at fair value through profit or loss	—	43,977	126,864	(7,963)	162,878
Derivative financial instruments	265	26,764	14,785	(15,980)	25,834
Loans and receivables:
Loans and advances to banks	—	3,611	2,975	25	6,611
Loans and advances to customers	—	170,804	294,463	7,231	472,498
Debt securities	—	3,182	420	41	3,643
Due from fellow Lloyds Banking Group undertakings	14,698	180,772	119,914	(315,384)	—
	14,698	358,369	417,772	(308,087)	482,752
Available-for-sale financial assets	—	42,566	1,582	(2,050)	42,098
Goodwill	—	—	2,332	(22)	2,310
Value of in-force business	—	—	4,590	249	4,839
Other intangible assets	—	1,415	345	1,075	2,835
Property, plant and equipment	—	3,252	9,526	(51)	12,727
Current tax recoverable	724	—	26	(734)	16
Deferred tax assets	22	1,995	2,285	(2,018)	2,284
Retirement benefit assets	—	673	69	(19)	723
Investment in subsidiary undertakings, including assets held for sale	44,863	40,500	—	(85,363)	—
Other assets	961	1,117	12,107	(648)	13,537
Total assets	61,533	576,953	595,234	(421,611)	812,109

At 31 December 2017	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Equity and liabilities
Liabilities
Deposits from banks	—	7,538	22,268	(2)	29,804
Customer deposits	—	234,397	183,830	(103)	418,124
Due to fellow Lloyds Banking Group undertakings	2,168	112,769	179,952	(294,889)	—
Items in course of transmission to banks	—	304	280	—	584
Trading and other financial liabilities at fair value through profit or loss	—	51,045	53	(221)	50,877
Derivative financial instruments	327	28,267	13,510	(15,980)	26,124
Notes in circulation	—	—	1,313	—	1,313
Debt securities in issue	10,886	66,249	15,847	(20,532)	72,450
Liabilities arising from insurance contracts and participating investment contracts	—	—	103,434	(21)	103,413
Liabilities arising from non-participating investment contracts	—	—	15,447	—	15,447
Other liabilities	935	3,425	18,480	(2,110)	20,730
Retirement benefit obligations	—	143	134	81	358
Current tax liabilities	—	105	1,242	(1,073)	274
Deferred tax liabilities	—	—	779	(779)	—
Other provisions	—	2,593	2,865	88	5,546
Subordinated liabilities	3,993	9,341	8,288	(3,700)	17,922
Total liabilities	18,309	516,176	567,722	(339,241)	762,966

Equity
Shareholders’ equity	37,869	57,560	25,470	(77,348)	43,551
Other equity instruments	5,355	3,217	1,805	(5,022)	5,355
Total equity excluding non-controlling interests	43,224	60,777	27,275	(82,370)	48,906
Non-controlling interests	—	—	237	—	237
Total equity	43,224	60,777	27,512	(82,370)	49,143
Total equity and liabilities	61,533	576,953	595,234	(421,611)	812,109

Cash flow statements

For the half-year ended 30 June 2018	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m

Net cash provided by (used in) operating activities	5,062	(5,720)	(2,371)	7,228	4,199

Cash flows from investing activities:
Purchase of financial assets	—	(5,766)	(284)	—	(6,050)
Proceeds from sale and maturity of financial assets	—	14,216	618	22	14,856
Purchase of fixed assets	—	(703)	(1,104)	—	(1,807)
Proceeds from sale of fixed assets	—	9	634	—	643
Additional capital injections to subsidiaries	(11,460)	—	—	11,460	—
Capital repayments by subsidiaries	1,800	—	—	(1,800)	—
Acquisition of businesses, net of cash acquired	—	—	(37)	—	(37)
Disposal of businesses, net of cash disposed	—	7,622	1	(7,622)	1
Dividends received from subsidiaries	10,422	1,800	—	(12,222)	—
Distributions on other equity instruments received	145	51	—	(196)	—
Return of capital contribution	3,817	—	—	(3,817)	—
Interest received on lending to Lloyds Bank	322	—	—	(322)	—
Capital lending to subsidiaries	(9,430)	—	—	9,430	—
Net cash provided by investing activities	(4,384)	17,229	(172)	(5,067)	7,606

Cash flows from financing activities:
Dividends paid to ordinary shareholders	(1,475)	(10,422)	(1,800)	12,222	(1,475)
Distributions on other equity instruments	(205)	(135)	(61)	196	(205)
Dividends paid to non-controlling interests	—	—	(26)	—	(26)
Interest paid on subordinated liabilities	(117)	(377)	(389)	103	(780)
Issue of ordinary shares	85	—	—	—	85
Proceeds from issue of subordinated liabilities	1,729	—	—	—	1,729
Share buy back	(470)	—	—	—	(470)
Repayment of subordinated liabilities	—	—	(1,656)	44	(1,612)
Capital contribution received	—	—	11,460	(11,460)	—
Repayment to parent company	—	(3,817)	—	3,817	—
Capital repayments to the company	—	(1,800)	—	1,800	—
Capital borrowing from parent company	—	9,430	—	(9,430)	—
Interest paid on borrowing from the company	—	(322)	—	322	—
Net cash (used in) provided by financing activities	(453)	(7,443)	7,528	(2,386)	(2,754)
Effects of exchange rate changes on cash and cash equivalents	—	1	—	—	1
Change in cash and cash equivalents	225	4,067	4,985	(225)	9,052
Cash and cash equivalents at beginning of period(1)	272	56,120	2,588	(272)	58,708
Cash and cash equivalents at end of period	497	60,187	7,573	(497)	67,760

(1)   Adjusted for IFRS 9

For the half-year ended 30 June 2017	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m
Net cash provided by (used in) operating activities	4,336	(825)	(6,888)	(1,306)	(4,683)

Cash flows from investing activities:
Dividends received from subsidiaries	1,600	2,807	—	(4,407)	—
Distributions on other equity instruments received	146	51	—	(197)	—
Purchase of financial assets	—	(1,646)	(201)	—	(1,847)
Proceeds from sale and maturity of financial assets	—	4,128	1,148	—	5,276
Purchase of fixed assets	—	(552)	(1,408)	—	(1,960)
Proceeds from sale of fixed assets	—	6	757	—	763
Capital lending to subsidiaries	(4,149)	—	—	4,149	—
Capital repayments by subsidiaries	—	—	—	—	—
Return of capital contribution	74	—	—	(74)	—
Interest received on lending to Lloyds Bank	111	—	—	(111)	—
Acquisition of businesses, net of cash acquired	—	(2,026)	—	117	(1,909)
Disposal of businesses, net of cash disposed	—	—	26	—	26
Net cash provided by investing activities	(2,218)	2,768	322	(523)	349

Cash flows from financing activities:
Dividends paid to ordinary shareholders	(1,568)	(1,600)	(2,807)	4,407	(1,568)
Distributions on other equity instruments	(209)	(137)	(60)	197	(209)
Interest paid on subordinated liabilities	(127)	(394)	(435)	176	(780)
Repayment of subordinated liabilities	—	(675)	(760)	799	(636)
Return of capital contribution	—	(74)	—	74	—
Capital borrowing from the Company	—	4,149	—	(4,149)	—
Capital repayments to the Company	—	—	—	—	—
Interest paid on borrowing from the Company	—	(111)	—	111	—
Change in non-controlling interests	—	—	(3)	—	(3)
Net cash (used in) provided by financing activities	(1,904)	1,158	(4,065)	1,615	(3,196)
Effects of exchange rate changes on cash and cash equivalents	—	(1)	1	—	—
Change in cash and cash equivalents	214	3,100	(10,630)	(214)	(7,530)
Cash and cash equivalents at beginning of period	42	45,266	17,122	(42)	62,388
Cash and cash equivalents at end of period	256	48,366	6,492	(256)	54,858

For the half-year ended 31 December 2017	Company	Lloyds Bank	Subsidiaries	Consolidation adjustments	Group
	£m	£m	£m	£m	£m
Net cash provided by (used in) operating activities	3,885	(2,605)	929	(721)	1,488

Cash flows from investing activities:
Dividends received from subsidiaries	1,050	1,571	—	(2,621)	—
Distributions on other equity instruments received	146	50	—	(196)	—
Purchase of financial assets	—	(5,904)	(281)	170	(6,015)
Proceeds from sale and maturity of financial assets	—	12,352	1,047	—	13,399
Purchase of fixed assets	—	(603)	(1,092)	—	(1,695)
Proceeds from sale of fixed assets	—	79	602	—	681
Additional capital lending to subsidiaries	(4,327)	(34)	—	4,361	—
Capital repayments by subsidiaries	475	—	—	(475)	—
Return of capital contributions	3	—	—	(3)	—
Interest received on lending to Lloyds Bank	133	—	—	(133)	—
Acquisition of businesses, net of cash acquired	(320)	—	(622)	928	(14)
Disposal of businesses, net of cash disposed	—	592	103	(592)	103
Net cash (used in) provided by investing activities	(2,840)	8,103	(243)	1,439	6,459

Cash flows from financing activities:
Dividends paid to ordinary shareholders	(716)	(1,050)	(1,571)	2,621	(716)
Distributions on other equity instruments	(206)	(136)	(60)	196	(206)
Dividends paid to non-controlling interests	—	—	(51)	—	(51)
Interest paid on subordinated liabilities	(121)	(274)	(265)	165	(495)
Proceeds from issue of ordinary shares	14	—	—	—	14
Repayment of subordinated liabilities	—	—	(372)	—	(372)
Capital contributions received	—	—	—	—	—
Return of capital contributions	—	(3)	—	3	—
Capital borrowing from the Company	—	4,327	—	(4,327)	—
Capital repayments to the Company	—	(475)	—	475	—
Interest paid on borrowing from the Company	—	(133)	—	133	—
Changes in non-controlling interests	—	—	3	—	3
Net cash provided by (used in) financing activities	(1,029)	2,256	(2,316)	(734)	(1,823)
Effects of exchange rate changes on cash and cash equivalents	—	—	—	—	—
Change in cash and cash equivalents	16	7,754	(1,630)	(16)	6,124
Cash and cash equivalents at beginning of period	256	48,366	6,492	(256)	54,858
Cash and cash equivalents at end of period	272	56,120	4,862	(272)	60,982

EXHIBIT LIST

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema

101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase

101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase

101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase

101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ G Culmer
Name:	George Culmer
Title:	Chief Financial Officer

Dated:	3 August 2018